AR/S

03019515



MEC

2002
ANNUAL REPORT

P.E. 12-31-02

APR 1

MAGNA ENTERTAINMENT CORP



Vision

To be the world's leading electronic media wagering and entertainment company.

Corporate Profile

Magna Entertainment Corp. (MEC) is North America's number one owner and operator of thoroughbred racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

MEC operates a growing off-track betting (OTB) network in several states and a national account wagering business, XpressBet™, which permits customers to wager on races by telephone and over the Internet, where permitted by law. MEC also owns and operates HorseRacing TV™, a 24-hour television network that provides live thoroughbred, harness and quarter horse racing action from racetracks in the United States and Canada.

MEC's network of racetracks includes some of the most prestigious names in horse racing, including Santa Anita Park, Golden Gate Fields and Bay Meadows Racecourse in California, Gulfstream Park in Florida, Lone Star Park at Grand Prairie in Texas and Pimlico Race Course (home of the Preakness Stakes®) and Laurel Park in Maryland. Additional racetracks owned or managed by MEC include The Meadows in Pittsburgh, Remington Park in Oklahoma, Thistledown in Ohio, Great Lakes Downs in Michigan, Portland Meadows in Oregon, Flamboro Downs* in Ontario, Colonial Downs in Virginia and Multnomah Greyhound Park in Oregon. MEC also owns Palm Meadows, a state-of-the-art thoroughbred training center located in Palm Beach County, Florida, as well as San Luis Rey Downs, a thoroughbred training facility located near San Diego, California and Bowie Training Center in Prince George's County, Maryland.

MEC is a publicly traded company whose shares trade on the Nasdaq National Market (MECA) and the Toronto Stock Exchange (MEC.A).

**At the date of printing, the acquisition of Flamboro Downs by MEC was pending regulatory approvals.*
Cover: The field rounds the turn at Pimlico Race Course.



Financial Highlights

Total Revenue
(US$ millions)



800
600
400
200
'99
'00
'01
'02

Total Shareholders' Equity
(US$ millions)



800
600
400
200
'99
'00
'01
'02

US$ millions, except per share amounts	**2002**	2001	2000	1999
Revenues	**$549.2**	$519.1	$413.6	$186.9
Earnings before interest, taxes, depreciation and amortization ("EBITDA")	**$ 0.6**	$ 51.7	$ 21.8	$ 9.8
Net income (loss)	**$ (14.4)**	$ 13.5	$ 0.4	$ (0.1)
Diluted earnings (loss) per share	**$ (0.14)**	$ 0.16	$ 0.01	$ –
Results Excluding the Sale of Non-Core Real Estate and Asset Write-downs				
Revenues	**$540.3**	$478.5	$375.9	$184.3
EBITDA	**$ 21.7**	$ 31.3	$ 14.9	$ 9.1
Net income (loss)	**$ (2.0)**	$ 1.4	$ (1.5)	$ 0.0
Diluted earnings (loss) per share	**$ (0.02)**	$ 0.02	$ (0.02)	$ 0.00

(Refer to page 68 of the Annual Report for Reconciliation of Non-GAAP to GAAP Financial Measures)



Frank Stronach
Chairman of the Board

Magna Entertainment Corp. is based upon a vision – to develop a company that uses electronic technologies to deliver the thrill and excitement of live racing and wagering into the homes of customers around the world.

The building blocks of MEC's vision are now in place. In addition to owning some of the finest racetrack properties in the world, the Company has developed its own vehicles for delivering MEC's product to an expanded audience. These vehicles include our own rapidly growing network of off-track betting sports bars, MEC's account wagering platform, XpressBet™, which enables customers to place wagers over the Internet and by telephone, and HorseRacing TV™, which provides a broadcast outlet for the Company.

MEC's different channels of electronic distribution provide the Company with a global presence, allowing it to reach customers around the world. Wagering in North America represents only 15% of the estimated $100 billion that is wagered globally each year on horse racing. By further developing our electronic platforms for broadcasting and account wagering, MEC plans to tap into international markets and become a significant player in the global gaming industry.

As the horse racing industry becomes more sophisticated in delivering its product through electronic media, its growth should not be restricted by excessive and outdated regulation with respect to matters as fundamental as what time of day or year tracks are allowed to operate. Naturally, we believe governments and regulators have an important role to play in protecting the public and upholding the integrity of the sport. However, provided there is compliance with prevailing laws and regulations, racetracks should be free to respond to the market and to determine how and when they operate their businesses. Those businesses that run a good operation and cater to the customer will prosper. Those that do not will ultimately go out of business.

It is encouraging to see a growing recognition among legislators that horse racing should not be unfairly handicapped by laws and rules that were created at a time when our industry was the only form of legalized gaming. This change in government attitude is a positive sign for the horse racing industry, which is an important economic force that creates many spin-off jobs in the service sector and other areas of the economy.

The legalization of slot machines and video lottery terminals (VLTs) at racetrack facilities in many parts of North America is an indication of legislators' and regulators' growing recognition of the importance of racing to the overall economy. Although the addition of slot machines or VLTs may ultimately be helpful to some of our operations by placing them on a more level playing field with other forms of gaming, we will not lose sight of our primary focus – to provide the best live horse racing in the world. That is why we are constantly striving to improve our customer service, our racetracks and our training facilities. To that end, in 2002 MEC opened its state-of-the-art Palm Meadows training facility in Florida to support the racing community in that state. MEC also added several important racetracks to its stable of properties, including Pimlico Race Course, home of the Preakness Stakes®, the middle jewel of thoroughbred racing's famous Triple Crown.

Another example of our continuing efforts to revitalize horse racing is the Sunshine Millions™, an initiative MEC launched in January of this year. The day of racing showcased the best horses from California and Florida in head-to-head competition, with $3.6 million in guaranteed purses, and national promotions and prizes for our customers. The event, which included a wide variety of live entertainment, attracted large crowds and increased wagering at off-track and inter-track locations across the country. The Sunshine Millions™ was an example of how we can successfully work together with horse breeders and horse owners to create a dynamic racing product – one that satisfies the needs of our existing customers while attracting new people to our sport.

MEC management remains firmly committed to the long-term success of our Company. As we continue to innovate and evolve, I wish to thank our shareholders for their continued confidence in MEC's strategic vision. You have our assurance that we will continue to strive for greater cost efficiencies and leverage our dominant position as the number one supplier of horse racing content in order to reach new markets, grow our customer base and improve our financial results. I also wish to thank the management team at MEC for their contributions. And, I wish to thank our employees and racetrack managers for delivering a great product to our customers.

With the foundation of our business now largely in place, MEC will remain at the forefront of the global horse racing and wagering industry. As the owner of several one-of-a-kind American institutions and brand names such as the Preakness Stakes®, Santa Anita Park and Gulfstream Park, and some of the most valuable, sought-after real estate in North America, MEC offers enormous potential for future growth. We have a vision that provides a blueprint for success, and I strongly believe MEC will mature into one of the world's great entertainment businesses.

Frank Stronach
Chairman of the Board



Jim McAlpine
President & Chief Executive Officer

We at MEC have a number of clearly defined strategies to achieve our vision of becoming a global leader in electronic media wagering and entertainment. By continuing to successfully execute these strategies, we will ensure our future growth and profitability.

Over the past four years we have firmly established our position as the number one owner and operator of thoroughbred racetracks in North America. From our initial acquisition of Santa Anita Park in December 1998, to our most recent acquisition of Pimlico Race Course, home of the world-famous Preakness Stakes®, MEC has assembled a formidable network of world-class racetrack properties. No other racetrack operator in North America produces as much quality racing as MEC.

We have also taken important steps to expand distribution of MEC racing and wagering. Today, MEC racing reaches more customers in more places than ever before.

2002 Operating Highlights

- In January 2002, we launched our new Internet account wagering platform, XpressBet.com, which attracted more than 10,000 new customers in its first year of operation. As the off-track and in-home markets for account wagering continue to grow, XpressBet™ will play an increasingly important role in bringing MEC's racing product to customers around the world.
- During the year we announced the acquisition of four new racetracks: Lone Star Park at Grand Prairie, Texas (completed in October); Pimlico Race Course and Laurel Park in Maryland (completed in November); and Flamboro Downs in Ontario (pending regulatory approvals). Lone Star is one of the industry's most modern racetrack facilities and provides us with top-quality racing in one of the industry's key states. Pimlico and Laurel give us 220 days of live thoroughbred racing in the mid-Atlantic region, in a vital time zone. And through our acquisition of Pimlico, we now own one of the greatest brands in the sports and entertainment world – the Preakness Stakes®. Flamboro Downs will bring a new and increasingly important element to our business – namely a relationship with the Ontario Lottery and Gaming Corporation, which operates the gaming facility at Flamboro.

- In July we launched HorseRacing TV™, a 24-hour television network focused exclusively on horse racing, including coverage of all MEC racetracks. At year-end HRTV was available to approximately one million cable customers in parts of Western Pennsylvania and to digital television subscribers in parts of Southern California. We are aggressively pursuing a plan to broaden distribution of HRTV into other markets.
- During the year we raised over $310 million to fund our strategic acquisitions and capital expenditures, including: $142 million from the issuance of 23 million MEC Class A shares; $72 million from the issuance of convertible subordinated notes; $54 million from the sale of non-core real estate; and $49 million of conventional bank financing.
- In November we opened Palm Meadows, our new, state-of-the-art training center located near Gulfstream Park. It is without question the best facility of its kind in North America. Already, Palm Meadows is playing a major role in improving our racing product at Gulfstream Park.

Looking Ahead

Live horse racing is the heart and soul of MEC. In 2003 our racetracks will operate for approximately 1,650 days of live racing, an increase of more than 130% from 2000 and 54% more than 2002.

Our objective is to offer greater excitement in racing by ensuring large fields of the highest possible quality at each of our racetracks. To achieve this goal, we must become the racetrack operator of choice whenever owners and trainers are deciding where to run their racehorses. It is a proven fact that large fields (i.e., more horses per race) and better quality racehorses generate more wagering dollars than short fields and poor quality racehorses.

We are re-engineering our facilities to make them more customer-friendly. We are focusing on the total customer experience – including great dining and hospitality with more entertainment options. We believe our industry can benefit from the experience of Las Vegas, which developed from simple gaming venues to become a destination entertainment center. Today, Las Vegas offers first-class shopping, dining and entertainment experiences, all wrapped around the basic gaming activity. We believe thoroughbred racing can be the centerpiece of a similar entertainment experience, by adding attractions such as boutique shopping and other forms of entertainment.

To grow and prosper, we need relief from excess regulation that gives an unfair advantage to other entertainment and gaming operators. Accordingly, we will continue to be active in terms of communicating with legislators across the country regarding the importance of horse racing to the general economy and the agricultural sector in particular. Governments are becoming more aware of our industry's importance as an economic engine in many communities across the country. Recently, the prospect of alternative gaming – slot machines and video lottery terminals (VLTs) – at racetracks has gained momentum as various states address their need to finance rising deficits. We are active in several jurisdictions in an effort to ensure MEC racetracks are afforded the opportunity to participate in this exciting new business. While we cannot forecast either the outcome of the political process or the terms of any resulting legislation, experience in other jurisdictions suggests that alternative gaming will improve purses at racetracks in those states that pass the necessary legislation. In addition, racetrack operators in other states that have slot machine or VLT operations at racetracks generally have profits in excess of racetracks in jurisdictions without alternative gaming. Wherever appropriate, we will lobby government to bring about changes that will improve the economics for our industry.



Early morning training – Santa Anita Park.

Our basic strategy is sound. Today we are North America's number one owner and operator of thoroughbred racetracks and related pari-mutuel wagering operations, a position that will benefit MEC and its stakeholders in the years ahead. We remain convinced that our strategy is correct and that the kind of operational and profit improvements we have achieved at certain of our properties to date can be replicated across the MEC network. As we integrate more of our operations, we will continue to realize benefits from economies of scale and the synergies inherent in our national network of racing and wagering facilities.

This integration phase involves people at all levels, in each of our operations, re-examining the way we conduct business. No aspect of our operation is excluded from this review. And once we make improvements, we will still look for new ways to do things even better. It's called continuous improvement. And it takes teamwork – management and employees working together to put on a first-class show and provide first-class service for our customers.

From our online service, to our OTBs, to our racetracks, we want customers to walk away saying: "What a great experience!" Similarly, we want horse owners and trainers to say: "I want to stable, train and run my horses at an MEC facility!" But to accomplish these goals, we need all of our employees to say: "What a great place to work!" I am personally committed to bringing about that kind of excitement and culture as we continue to build MEC.

There are a number of people who helped make 2002 a year of significant achievements for MEC. First of all, I wish to thank the various owners and trainers who worked with our racetracks to produce a great racing show. I would also like to thank our investors, new and old, for their confidence in our long-term plan to build a great company and to maximize shareholder value. Most importantly, I wish to thank our employees and racetrack managers – their support and hard work have been critical in accomplishing all of our achievements to date. They work on the front line day-to-day dealing directly with our customers, the people who make our business possible.

MEC racetracks will be in the spotlight frequently during 2003 and beyond. In May, MEC's Pimlico Race Course will host the 128th running of the Preakness Stakes®. We look forward to the opportunity of presenting one of the greatest shows in North American thoroughbred horse racing – the middle jewel of the Triple Crown. In October, our Santa Anita Park will serve as the site of the 2003 Breeders' Cup World Thoroughbred Championships. We have already begun to plan for the second running of the Sunshine Millions™ at Gulfstream and Santa Anita in January 2004, and one of the newest members of the MEC network, Lone Star Park at Grand Prairie, Texas, is scheduled to host the Breeders' Cup in the fall of 2004.

In closing, I would like to say that MEC is much more than just a racetrack company. It is an electronic media wagering and entertainment company. We have combined live horse racing with electronic technology to deliver racing and wagering entertainment to our customers, anytime... anywhere. It is a powerful and compelling business proposition that will continue to drive our growth in the years ahead.

See you at the races!



Jim McAlpine
President & Chief Executive Officer

MEC

WORLD CLASS LIVE RACING



Through a series of strategic acquisitions, MEC has assembled a racetrack network that provides more than 1,800 days of live racing year round. No other racetrack operator in North America presents as much quality racing.

More Racing... More Often.

Since launching our consolidation strategy several years ago, MEC has brought some of the world's greatest racetracks – and most exciting races – under its ownership and management.

Number One In North America.

Since launching our consolidation strategy in 1998, MEC has become the owner or manager of 15* racetracks, making our Company the largest operator of premier thoroughbred racetracks in North America and the dominant player in the industry in terms of total pari-mutuel wagering revenue.

Some Of The Greatest Brand Names In The Business.

Today, we operate racetracks in four of the industry's six key states – California, Florida, Maryland and Texas – and own some of racing's most prestigious properties and events, including "The Great Race Place" – Santa Anita Park – and Pimlico Race Course, home of the world-famous Preakness Stakes®. Each of our racetracks is home to prominent local, regional, national or international racing events. Santa Anita Park and Gulfstream Park have both hosted the Breeders' Cup World Thoroughbred Championships and in 2003 Santa Anita Park will host the Breeders' Cup once again.

More Premier Racetracks. More Quality Live Racing Content.

In 2002, MEC acquired additional racetracks located in key strategic markets. These racetrack properties allow us to provide our customers with additional quality racing for the Company's simulcast, television and account wagering operations.

MEC's 2002 acquisitions:

- Lone Star Park at Grand Prairie in Texas, which opened in 1997 is one of the most modern racetrack and pari-mutuel wagering facilities in North America. Simulcast racing is available seven days a week at Lone Star Park's Post Time Pavilion, a state-of-the-art simulcasting and sports entertainment facility. Lone Star Park is scheduled to host the Breeders' Cup World Thoroughbred Championships in 2004.
- MEC acquired Pimlico Race Course and Laurel Park in Maryland by purchasing a majority equity interest in the Maryland Jockey Club, the oldest sporting organization in North America. Pimlico owns and operates the prestigious Preakness Stakes®. In addition, through our acquisition of the Maryland Jockey Club, MEC also manages live horse racing at Colonial Downs racetrack in Virginia.
- Flamboro Downs in Ontario, which offers customers year-round live harness racing and wagering. Flamboro Downs also houses a gaming facility with 750 slot machines. At the date of printing, the acquisition of Flamboro Downs by MEC was pending regulatory approvals.

Below: The field rounds the turn at Golden Gate Fields.



**At the date of printing, the acquisition of Flamboro Downs by MEC was pending regulatory approvals.*



The elegant Woodlawn Vase, created in 1860, is presented annually to the Preakness® winner.

The Preakness Stakes®. A Sports Entertainment Classic.

The Preakness Stakes® is the middle jewel of thoroughbred racing's Triple Crown – a five week spectacular made up of three horse races that turns the eyes of the sports world on the world's finest 3-year old thoroughbreds as they compete in horse racing's ultimate competition.

The Preakness Stakes® has a long and fabled history. First run in 1873, the Preakness® has been an annual event at Pimlico Race Course since 1909, steadily growing in popularity and purse value, year after year. Past winners include some of the greatest names in horse racing history such as *Man o' War*, *Citation*, *Secretariat* and *Seattle Slew*. Today, the Preakness® remains one of horse racing's great classics with contestants vying for the prized Woodlawn Vase.

Record Attendance. Record Wagering.

In 2002, a sell-out crowd of more than 100,000 people attended the 127th running of the Preakness Stakes® and millions of people around the world watched the race on television. The 2002 Preakness Stakes® race also generated a record amount of wagering.

MEC is excited to be part of the 128th running of the Preakness® on May 17, 2003, one of the highlights in an exciting year of world-class MEC racing action.

MEC Racetracks and Training Facilities



PACIFIC
MOUNTAIN
CENTRAL
EASTERN
Multnomah Greyhound Park
Portland
Portland Meadows
OREGON
Golden Gate Fields
San Francisco
Bay Meadows
CALIFORNIA
Santa Anita Park
Los Angeles
San Luis Rey Downs
Oklahoma City
OKLAHOMA
TEXAS
Dallas
Lone Star Park at Grand Prairie
Remington Park
Thistledown
Great Lakes Downs
ONTARIO
Flamboro Downs*
Hamilton
MICHIGAN
PENNSYLVANIA
Cleveland
Pittsburgh
OHIO
The Meadows
Pimlico
Baltimore
MARYLAND
Bowie Training Center
Laurel Park
VIRGINIA
New Kent
Colonial Downs**
FLORIDA
Palm Meadows
Gulfstream Park
Miami
MEC Racetrack
MEC Training Facility

**At the date of printing, the acquisition of Flamboro Downs by MEC was pending regulatory approvals.*
*** Colonial Downs is managed by MEC through a management contract with the Maryland Jockey Club.*

Year-Round Racing.

A key part of MEC's consolidation strategy was to assemble a network of racetracks under common ownership that could provide year-round racing.

MEC began by capturing some of the best winter racing in the world through its acquisitions of Santa Anita Park, Gulfstream Park and Golden Gate Fields. The Company then filled out its racing calendar through the acquisition of other racetrack properties including Bay Meadows Racecourse, Pimlico Race Course, Laurel Park, Lone Star Park at Grand Prairie and Thistledown, which feature spring, summer and fall racing, as well as The Meadows and Flamboro Downs*, which run year-round.

More Days Per Year. More Hours Per Day.

MEC's network of racetracks provides more than 1,650 total days of live horse racing – more than double the number of race days offered by any other racetrack operator in North America.

MEC has also acquired racetracks strategically located in three of the four time zones across North America. The result: MEC is now able to broadcast live racing action and offer wagering opportunities from our racetracks over a ten-to-twelve-hour period on most days, a key element in terms of producing quality racing to anchor HorseRacing TV™, MEC's 24-hour racing network.




REMINGTON PARK

Above: Racing action at Laurel Park and Remington Park.

MEC 2003 Racing Calendar. All Day. All Year Round.

MEC's nationwide network of racetracks provides year-round live racing.


1ST QUARTER
JAN FEB MAR
2ND QUARTER
APR MAY JUNE
3RD QUARTER
JULY AUG SEPT
4TH QUARTER
OCT NOV DEC
SANTA ANITA PARK**
GOLDEN GATE FIELDS
BAY MEADOWS RACECOURSE
GULFSTREAM PARK
LAUREL PARK
PIMLICO RACE COURSE
LONE STAR PARK
REMINGTON PARK
THE MEADOWS
FLAMBORO DOWNS*
THISTLEDOWN
GREAT LAKES DOWNS
PORTLAND MEADOWS
MULTNOMAH GREYHOUND PARK

**At the date of printing, the acquisition of Flamboro Downs by MEC was pending regulatory approvals. **The Oak Tree Racing Association runs its annual meet during the fall at Santa Anita Park. Colonial Downs, which is managed by a subsidiary of MEC, runs live thoroughbred racing from mid-June to mid-July and live standardbred racing from early October to mid-November.*

MEC

Expanding Racing and Wagering Distribution



We are developing a national network of OTB sports bars. We are serving the rapidly growing in-home market through our XpressBet™ online and phone wagering service. And we are broadcasting HorseRacing TV™, a new 24-hour cable and satellite television network, delivering racing and wagering opportunities to our customers around the clock.

Delivering MEC Racing To Customers Everywhere.

Reaching More Customers. In More Places. More Often.

The first step in MEC's overall strategic plan has focused on acquiring quality racing content. The second step of our strategic plan, currently underway, is enhancing and expanding distribution of MEC racing.

One key channel for doing so is through the off-track-betting (OTB) network. Off-track wagering has grown at a compound annual rate of approximately 7% per year since 1996. A significant amount of this off-track wagering takes place at OTB facilities. As a result, the OTB market has become an increasingly important factor in expanding MEC's customer base and growing overall revenues.

With the completion of the Flamboro Downs* purchase, MEC will have 41 OTB facilities under its ownership or management. This will make MEC one of the largest operators of OTBs in North America. Over the course of the next few years, we plan to grow our OTB network to between 50 and 75 facilities throughout North America and more than double the annual wagering revenue derived from our OTB facilities.

More Sports Entertainment. More Convenience. More Fun.

A growing OTB network offers MEC a number of advantages, including operating efficiencies, strong branding potential and better market reach than racetracks. Most importantly, it is a key element in MEC's strategy of delivering more wagering opportunities to more customers, more often.

Our plan is to develop our OTB facilities into a network of high-energy sports bars offering superior customer service, with highly trained staff eager to help customers discover the excitement of horse racing. Customers will be able to watch a variety of professional sports on big-screen TVs, including sports coverage dedicated to live horse racing.

With horse racing and wagering as the centerpiece and superior customer service as a standard feature, MEC's revamped OTBs will be venues where friends and family can get together for an afternoon or evening of fun and entertainment.

MEC OTB Locations


PACIFIC
MOUNTAIN
CENTRAL
EASTERN
OREGON
15
9*
ONTARIO
Hamilton
PENNSYLVANIA
Cleveland
Pittsburgh
4
OHIO
1
Baltimore
3
MARYLAND
VIRGINIA
4
Oklahoma City
5
OKLAHOMA
MEC Affiliated Off-Track Betting (OTB) Locations

*At the date of printing, the acquisition of Flamboro Downs (and its affiliated OTBs) by MEC was pending regulatory approvals.


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Step 1: Enter your user name and password.

Step 2: Review the race program with live odds.

Step 3: Make a wager and submit your bet. Within seconds, a bet receipt will appear. Enjoy the race!


Live Odds
1 HANNA'S KAT
Edgar Prado
2 BOULE
Manuel Aguilar
3 DR. SUNSHINE
Eibar Coa
4 TOUGH JOHNNY G
Jorge Chavez
5 OUTOFTHEBANK
John Velazquez
6 PISCOLO
Miguel Rivera


Bet Receipt
Track: GULFSTREAM
Race: 2
Amount: $2
Pool: WIN
Selection: 3
Total: $2
Bet Accepted
Print
Close
Repeat

XpressBet™

Another key pillar in MEC's strategy for expanding racing and wagering distribution is XpressBet™, the Company's national online and telephone account wagering service. Following a successful launch in California in January 2002, XpressBet™ attracted over 10,000 new customers.

Anytime... From Anywhere™.

With an XpressBet™ account, customers can wager online at **www.xpressbet.com** or over the phone at 1-866-80XPRESS, where permitted by law. XpressBet™ account holders can wager on up to 70 tracks by phone or online. The XpressBet™ service provides up-to-the-minute racing information including, live odds and results, race program information, real-time audio and video streaming, and an easy-to-use betting screen.

During the past year, MEC introduced a new feature – XpressBet Betty™, an interactive voice response system designed to help make telephone wagering fast, fun and easy-to-use.

Targeting The Growing In-Home Market

More Wagering Opportunities.

MEC's telephone and online account wagering platforms are now supported by HorseRacing TV™, providing customers with access to more quality horse racing and more wagering opportunities every day. MEC anticipates growing our interactive customer base significantly over the next few years as we expand distribution of MEC racing product via satellite and cable television, as well as through our growing off-track betting (OTB) network.

Below: MEC's broadcast center at Santa Anita Park.



HorseRacing TV™

Reaching More Customers. With More Programing. More Often.

With the cable launch of HorseRacing TV™ in December 2002, MEC put in place another key building block in our long-term strategy for growing the Company's racing and wagering operations.

HorseRacing TV™: MEC's 24-Hour Racing Network.

HorseRacing TV™ (HRTV) is a 24-hour television network providing live thoroughbred, harness and quarter horse racing action from racetracks in the United States and Canada. HRTV delivers wire-to-wire coverage along with post parades, odds, results and live racing replays from up to three racetracks at a time for up to 15 hours per day. The remainder of the program schedule includes replays and educational programing related to the sport of horse racing. HRTV features television coverage of 14* racetracks owned, operated or managed by MEC, and has access to live coverage from up to 70 racetracks in North America. All live racing content on HRTV is available for wagering, where permitted by law, via XpressBet™ (www.xpressbet.com), MEC's national account wagering system.

HRTV programing is produced at MEC's award-winning television studio located at Santa Anita Park. The network's on-air broadcast team includes some of the best-known and most knowledgeable experts in the industry.

Bringing The Thrill Of MEC Racing To New Audiences.

The creation and launch of HRTV gives MEC the ability to significantly expand television distribution of the Company's live racing. MEC is negotiating with leading US cable and satellite operators for the distribution of HRTV.

HRTV secured initial launches in San Diego, where it is being offered as part of a digital television subscriber package, as well as in Pittsburgh and Western Pennsylvania, where it is available in approximately one million cable homes.

HRTV also has an agreement with the National Cable Television Cooperative, which represents cable system operators serving more than 14.5 million subscribers nationally.

Watch And Wager.

The MEC owned and operated network offers racing enthusiasts a new, in-home "watch and wager" option. Viewers can wager on HRTV's live racing content, where permitted by law, via the phone or Internet through XpressBet™. With the advent of interactive television technology in the future, MEC plans to position HRTV to take advantage of the wagering opportunities inherent in this new technology.

**At the date of printing, the acquisition of Flamboro Downs by MEC was pending regulatory approvals.*

Below: Friends gather at home for an afternoon of racing entertainment.



RACE 2
HRTV
LAUREL PARK RACE 3

MEC

Improving LIVE RACING



Our objective is to become the racetrack operator of choice whenever horse owners and trainers decide where to race their horses. More horses mean better racing, and better racing means more wagering revenue.

Better Facilities.
Better Racing.

More horses equal bigger fields, and bigger fields generate more fan interest and more wagering action.

Better Facilities. Better Racing.

It's a proven formula for success in thoroughbred racing. And it's the reason why MEC intends to become the racetrack operator of choice for horse owners and trainers.

In order to attract more horses and provide the best possible racing quality, MEC has upgraded and improved a number of the training and stabling facilities at our racetracks. The Company is currently in the midst of a program to upgrade various MEC racing facilities – a program that involves the renovation and construction of stables and jockeys' and grooms' quarters.

Bigger Race Fields. Bigger Payouts.

In November 2002, MEC opened Palm Meadows, a world-class training center located on more than 300 acres in Palm Beach County, Florida. Palm Meadows provides stabling for approximately 800 horses taking part in Gulfstream Park's 2003 annual meet. Plans include stabling for more than 1,400 horses, as well as the addition of a turf course and grooms' quarters. Phase Two of the Palm Meadows construction is scheduled to begin after the completion of the 2003 Gulfstream meet and will further enhance the quality of racing at this premier MEC racetrack.



FLORIDA

Above: Florida-bred Madame Pietra won by a neck in the inaugural Sunshine Millions™ Padua Stables Filly & Mare Sprint at Gulfstream Park on January 25, 2003.
Left: Early morning workout at our new Palm Meadows training center.

MEC: The Customer's First Choice For Wagering Entertainment.

In January 2003, MEC introduced one of thoroughbred racing's newest and most exciting events – the Sunshine Millions™.

More Fan Interest. More Media Coverage.

MEC's Santa Anita Park and Gulfstream Park jointly hosted the inaugural running of the Sunshine Millions™, a horse racing event which showcased California-breds and Florida-breds in head-to-head competition. The event featured eight races – four races at Santa Anita and four races at Gulfstream – and included some of the largest purses in the industry. Purses ranged from $250,000 to $1 million per race, for a total of $3.6 million in guaranteed purses for the day. Race day events included Sunshine Millions™ cheerleaders, beach parties, live bands, tailgate parties, national contests, wakeboarding, parachuting, prizes and give-aways. The event, which contributed to increases in attendance and handle for the day across our entire network of racetracks, was covered on a national NBC broadcast and demonstrates what can be done to grow MEC's business in the future.

The Sunshine Millions™ shows MEC's commitment to creating exciting and innovative racing and wagering products designed to attract new customers. We believe the event is destined to become the premier winter racing series in North America.

MEC

Enhancing THE CUSTOMER EXPERIENCE



Making A Day At The Races More Fun.

In addition to providing an exciting racing and wagering experience, MEC continues to focus on the total customer experience.

Making A Day At The Races More Fun.

Through our Aurora Hospitality services group, MEC is in the process of restructuring our hospitality services at our tracks in order to provide customers with consistently high-quality food and beverage choices at racetrack concessions and restaurants. Aurora Hospitality offers high-quality, value-priced food and service delivery and is taking steps to further enhance and significantly grow sales and profits in the hospitality portion of our business.

More Entertainment Options.

MEC is also focusing on providing our customers with additional entertainment options, including concerts and other forms of live entertainment. Customers at MEC racetracks enjoyed a number of concerts during the year that featured big-name acts in the music recording industry.


Roland

Open air concerts featuring big-name acts like The Beach Boys, above, and America, below, attract large crowds to Gulfstream Park.


Gulfstream
PARK


flamboro
SLOTS

Flamboro Downs racetrack and gaming facility.*

MEC continues to examine the potential development of a number of leisure and entertainment-based projects at our premier racetrack properties in order to create entertainment destination centers. These development projects could include retail shopping, restaurants, hotels and other entertainment venues and could be developed in conjunction with various strategic partners.

More Ways To Wager.

In addition to pari-mutuel wagering entertainment, MEC is seeking to develop expertise in alternative gaming.

Slots are a new and increasingly important entertainment component introduced to support the racing industry and produce revenue for government-sponsored programs. Because pari-mutuel facilities are already highly regulated by the government and have significant experience in public gaming, a number of states are considering racetrack pari-mutuel wagering facilities as natural locations for state-sanctioned gaming operations, including slot machines and video lottery terminals (VLTs).

MEC's Flamboro Downs* racetrack houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation.

The Company is actively engaged in several other jurisdictions in an effort to obtain licenses to operate slot machines, VLTs or other forms of alternative gaming at our racetracks in the future, which would expand the menu of entertainment options available to MEC customers.



Above: Long Beach Mounted Police Color Guard stand at attention during the opening ceremonies of the Sunshine Millions™ at Santa Anita Park. Below: Miss Sunshine Millions™ California 2003.



**At the date of printing, the acquisition of Flamboro Downs by MEC was pending regulatory approvals.*

The following discussion of our results of operations and financial position should be read in conjunction with our consolidated financial statements for the year ended December 31, 2002.

Overview

Magna Entertainment Corp. ("MEC", "we" or the "Company") is North America's number one owner and operator of thoroughbred racetracks and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. We have had an active year and made significant progress in achieving our strategic plan. In October 2002, we completed the acquisition of Lone Star Park at Grand Prairie, a Thoroughbred and American Quarter Horse racetrack located near Dallas, Texas. In November 2002, we acquired a controlling interest in Pimlico Race Course and Laurel Park, which are operated under the trade name "The Maryland Jockey Club". Pimlico Race Course, the home of the Preakness Stakes®, the middle jewel of thoroughbred racing's Triple Crown, and Laurel Park both are located in the Baltimore, Maryland area. In addition, in October 2002, Ontario Racing Inc. ("ORI") acquired Flamboro Downs, a Harness racetrack located in Hamilton, Ontario, 45 miles west of Toronto, Ontario. Five business days after MEC receives all necessary regulatory approvals for the acquisition of Flamboro Downs, the shares of ORI will be transferred to the Company. We expect this acquisition will be completed in the spring of 2003. We currently operate or manage eleven thoroughbred racetracks, one standardbred racetrack, one racetrack that runs both thoroughbred and standardbred meets and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, we operate off-track betting ("OTB") facilities and a national account wagering business known as XpressBet™, which permits customers to place wagers by telephone and over the Internet on horse races run at up to 70 racetracks in North America. MEC also owns and operates HorseRacing TV™, a new television channel focused exclusively on horse racing that we launched on the Racetrack Television Network ("RTN") in July 2002. HorseRacing TV™ is currently shown on cable only in the western Pennsylvania and San Diego, California areas and on RTN, but we are in discussions with cable and satellite operators with the goal of achieving broader distribution. RTN, in which we have a one-third interest, was formed to telecast races from our racetracks and other racetracks, via private direct to home satellite, to paying subscribers. To support certain of our thoroughbred racetracks, we own thoroughbred training centers situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. We have also commenced development of a horse racetrack and gaming facility near Vienna, Austria.

Since our inception in 1998, we have experienced significant growth through our strategic acquisition program. We intend to grow and develop our business further by:

- Continuing to integrate our acquisitions by employing "best practice" improvements at our racetracks;
- Expanding the distribution of our live racing;
- Further developing an integrated branding and marketing strategy;
- Improving the quality of the entertainment experience at our racetracks and OTB facilities;
- Obtaining broader distribution of HorseRacing TV™; and
- Selectively acquiring additional strategic racetracks and related assets.

A number of the states in which our racetracks operate are considering the legalization of alternative gaming at racetracks. Through the pending acquisition of Flamboro Downs, we will develop a relationship with the Ontario Lottery and Gaming Corporation, which operates the gaming facility at Flamboro. We expect that the ownership of Flamboro and this relationship will enable us to develop some expertise in the issues surrounding the operation and management of alternative gaming facilities at racetracks.

Based on our current export simulcast sales to the UK and market research, we believe that the European marketplace offers significant potential growth for the export of MEC's horse racing. Our afternoon time zone horse racing is available for simulcast delivery during the evening in Europe, while currently there is limited domestic European racing conducted in the evenings. We believe that MEC's horse racing is ideally suited to meet this product need in many European markets that have a strong affinity for horse racing and wagering.

At December 31, 2002, we had spent or committed approximately $36.0 million on the development of a racetrack, combined with a gaming and entertainment center, on property which we own in Ebreichsdorf, Austria. One function of this development will be to serve as the central tote and satellite re-uplink hub for our European business.

In addition, it will afford MEC a unique opportunity to market, promote and sell our North American product to the European marketplace. This project has been commenced in anticipation of concluding joint venture negotiations with an Austrian third party and receiving the requisite racing and gaming licenses. Although we have made significant progress to date, ultimately those negotiations may not be successful or we may not obtain the necessary licenses. If we are unable to complete this development as planned, we may need to take a substantial write-down of the carrying value of this property.

In addition to our racetracks, we own a significant real estate portfolio which includes two golf courses, related recreational facilities and gated residential communities under development in Austria and in Canada, as well as other real estate in the United States, Canada and Austria. We are exploring the development of real estate on the land surrounding certain of our racetracks. These real estate projects could be pursued in conjunction with developers who could be expected to provide marketing and development expertise and the necessary financing. While we are exploring the development of some of our real estate, we intend to continue to sell our non-core real estate in order to generate additional capital to grow and enhance our racing business.

The amounts described below are based on our consolidated financial statements, which we prepare in accordance with U.S. generally accepted accounting principles ("GAAP"). U.S. GAAP, as applied to us, does not materially differ from accounting principles generally accepted in Canada, or Canadian GAAP, except as disclosed in Note 20 to our consolidated financial statements.

Racing Operations

Information about our racing operations is set forth below.

			Year ended December 31, 2002			
Track and Location	Date Acquired	Local Market Population[1] (in millions)	Racing Season	Live Racing Days	Total Handle[2] (in millions) (unaudited)	Revenue (in millions) (unaudited)
Santa Anita Park - *Los Angeles*	Dec. 1998	10.9	Jan. 1 to Apr. 21 and Dec. 26 to 31	84	$1,133.2	$ 147.8
			The Oak Tree Meet Oct. 2 to Nov. 3	26	276.8[3]	
Gulfstream Park - *Miami*	Sept. 1999	4.3	Jan. 3 to Apr. 24	90	789.5	81.8
Golden Gate Fields - *San Francisco*	Dec. 1999	5.2	Jan. 1 to Mar. 31 and Nov. 6 to Dec. 22	103	559.9	60.2
Bay Meadows[4] - *San Francisco*	Nov. 2000	5.7	Apr. 3 to Jun. 16 and Aug. 30 to Nov. 3	105	516.5	62.5
Pimlico Race Course[5][6] - *Baltimore*	Nov. 2002	5.2	Apr. 4 to Jun. 16 and Sep. 4 to Oct. 5	110	466.9	59.9
Lone Star Park[5] - *Dallas*	Oct. 2002	5.1	Apr. 4 to Jul. 14 and Oct. 4 to Nov. 30	103	400.1	67.3
Laurel Park[5][6] - *Baltimore*	Nov. 2002	6.6	Jan. 1 to Mar. 30, Jul. 25 to Aug. 23 and Oct. 8 to Dec. 31	107	379.9	49.0
The Meadows - *Pittsburgh*	Apr. 2001	2.8	All year	210	245.2	40.8
Thistledown - *Cleveland*	Nov. 1999	3.0	Mar. 29 to Dec. 23	187	221.0	34.9
XpressBet™ - *National*	Apr. 2001	N/A	All year	N/A	118.4	24.8
Remington Park - *Oklahoma City*	Nov. 1999	1.1	Apr. 5 to Jun. 8 and Aug. 10 to Dec. 21	105	110.3	23.0
Great Lakes Downs - *Muskegon, Michigan*	Feb. 2000	1.2	Apr. 29 to Oct. 29	118	60.0	6.1
Multnomah Greyhound Park - *Portland*	Oct. 2001	2.0	May 3 to Oct. 12	127	43.4	11.1
Portland Meadows - *Portland*	July 2001	2.0	Jan. 1 to Feb. 10 and Oct. 19 to Dec. 29	47	42.5	9.7
					TOTAL:	**$678.9**

(1) Population residing within 40 miles of each of our racetracks, except for Santa Anita Park (30 miles), The Meadows (50 miles) and Great Lakes Downs (50 miles). Data from Urban Systems Inc.
(2) Amounts comprising Total Handle include inter-company transactions for our racetracks, account wagering operations and separate OTB facilities, for both our importing and our exporting facilities.
(3) Rental and other revenues earned from The Oak Tree Meet are included in Santa Anita Park's revenue.
(4) The Bay Meadows lease expires on December 31, 2003, subject to a further one year extension at the landlord's option.
(5) Includes unaudited data for the periods prior to our ownership.
(6) The Maryland Jockey Club manages Colonial Downs in New Kent, Virginia and Colonial Downs' network of Virginia OTB facilities. Colonial Downs had 26 days of live thoroughbred racing and 24 days of live standardbred racing during 2002. Management fees earned from the management of Colonial Downs are included in Pimlico Race Course and Laurel Park's revenues.

Our primary source of racing revenues is commissions earned from pari-mutuel wagering. Pari-mutuel wagering on horse racing is a form of wagering in which wagers on a horse race are aggregated in a commingled pool of wagers (the "mutuel pool") and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gambling, the customers bet against each other, and not against us, and therefore we bear no risk of loss with respect to any wagering conducted. We retain a pre-determined percentage of the total amount wagered (the "take-out") on each event and the remaining balance of the mutuel pool is distributed to the winning customers. Of the percentage we retain, a portion is paid to the horse owners in the form of purses or winnings, which encourage the horse owners and their trainers to enter their horses in our races. Our share of pari-mutuel wagering revenues is based on pre-determined percentages of various categories of the pooled wagers at our racetracks. The maximum pre-determined percentages are approved by state regulators. Pari-mutuel wagering on horse racing occurs on the live races being conducted at racetracks, as well as on televised racing signals, or simulcasts, received or imported by the simulcast wagering facilities located at such racetracks or OTB facilities, and through various forms of account wagering. Our racetracks have simulcast wagering facilities to complement our live horse racing, enabling our customers to wager on horse races being held at other racetracks.

We derive our gross wagering revenues from the following primary sources:

- Wagers placed at our racetracks or our OTB facilities on live racing conducted at our racetracks;
- Wagers placed at our racetracks' simulcast wagering venues or our OTB facilities on races imported from other racetracks;
- Wagers placed at other locations (e.g., other racetracks, OTB facilities or casinos) on live racing signals exported by our racetracks; and
- Wagers placed by telephone or over the Internet by customers enrolled in our national account wagering program, XpressBet™.

Wagers placed at our racetracks or our OTB facilities on live racing conducted at one of our racetracks produce more revenue for us than wagers placed on imported racing signals, because we must pay the racetrack sending us its signal a fee generally equal to 3% to 4% of the amount wagered on its race. Wagers placed on imported signals, in turn, produce more revenue for us than wagers placed on our signals exported to off-track venues (i.e., other racetracks, OTB facilities or casinos), where we are paid a commission generally equal to only 3% to 4% of the amount wagered at the off-track venue on the signal we export to those venues. Revenues from our telephone and Internet account wagering operations vary depending upon the source of the signal upon which the wager is placed; wagers placed on our signals produce more revenue for us than wagers placed on signals imported by us from other racetracks.

In response to the recent controversy regarding the alleged manipulation of certain multi-leg wagers, such as "Pick 6" bets, we are currently reviewing our practices and certain of our suppliers' practices in cooperation with other racetrack operators, industry associations, regulators and others. The results of the current investigations concerning these wagers and the growing concern over late posting of odds changes may cause a decline in bettor confidence and could result in changes to legislation, regulation, or industry practices, which could materially adversely impact the amount wagered on horse racing.

We also generate non-wagering revenues consisting primarily of food and beverage sales, program sales, admissions income, parking revenues, sponsorship revenue and income from the rental of our facilities to other racing operators.

Live race days are a significant factor in the operating and financial performance of our racing business. Another significant factor is the level of wagering per customer on our racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on our racetrack revenues, which factors include, but are not limited to: attendance at our racetracks, inter-track simulcast locations and OTB facilities; activity through our XpressBet™ system; the number of races and the average field size per race; our ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

Set forth below is a list of the total live race days by racetrack for the years ended December 31, 2002, 2001 and 2000 as well as of those live race days during our ownership of the racetracks.

	Year ended 12/31/02		Year ended 12/31/01		Year ended 12/31/00	
	Total	During Our Ownership	Total	During Our Ownership	Total	During Our Ownership
Santa Anita Park(1)	84	84	83	83	87	87
Golden Gate Fields	103	103	103	103	106	106
Bay Meadows	105	105	107	107	106	–
Gulfstream Park	90	90	63	63	63	63
Pimlico Race Course	110	–	109	–	111	–
Laurel Park	107	18	110	–	109	–
Lone Star Park	103	15	107	–	106	–
Thistledown	187	187	187	187	187	187
Remington Park	105	105	118	118	136	136
Great Lakes Downs	118	118	127	127	132	132
The Meadows	210	210	222	170	231	–
Portland Meadows(2)	47	47	80	28	80	–
	1,369	**1,082**	**1,416**	**986**	**1,454**	**711**

(1) Excludes The Oak Tree Meet which consisted of 26 days in 2002, 32 days in 2001 and 27 days in 2000.
(2) The live race meet at Portland Meadows concluded early on February 10, 2002, to enable the necessary steps to be taken in order to bring the facility into compliance with the requirements of the United States Environmental Protection Agency ("EPA"). This resulted in 34 fewer live race days than were awarded for 2002. Construction of a storm water retention system acceptable to the EPA was completed and live racing resumed in October 2002.

We recognize revenue prior to our payment of purses, stakes, awards and pari-mutuel wagering taxes. The costs relating to these amounts are shown as "purses, awards and other" in our consolidated financial statements.

Our operating costs include principally salaries and benefits, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licenses and insurance.

In 2002, we reached an agreement with the property owner on an extension of the site lease for Bay Meadows Racecourse. The extension runs through December 31, 2003, subject to a further one-year extension at the landlord's option. The rental rate for the facility has increased approximately $3.0 million for 2003, compared to the prior year. Although we expect that the lease will be extended beyond the end of 2003, we are continuing to explore alternative venues, including vacant land that we purchased in Dixon, California, at which to conduct the racing dates currently held at Bay Meadows. Should we wish to run these racing dates at another racetrack operated by MEC in northern California, we would require regulatory approval.

Although we are considering a major redevelopment of our Gulfstream Park racetrack in Florida (the "Gulfstream Park Redevelopment"), we have deferred a decision on the project at the present time. Should we proceed as currently contemplated, the Gulfstream Park Redevelopment would include a simulcast pavilion, a sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Park Redevelopment would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand and turf club. The aggregate carrying value at December 31, 2002 of the assets that would be demolished if the Gulfstream Park Redevelopment is completed is approximately $22.2 million. If we decide to proceed with the Gulfstream Park Redevelopment and obtain the approval of our Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary.

Seasonality

Our racetracks operate for prescribed periods each year. As a result, our racing revenues and operating results for any quarter will not be indicative of the revenues and operating results for the year. Because four of our largest racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park and Golden Gate Fields, run live race meets principally during the first half of the year, our racing operations have historically operated at a loss in the second half of the year, with our third quarter generating the largest loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. We expect the seasonality of our business to gradually diminish as our recent acquisitions, OTB and account wagering initiatives evolve.


Real Estate Holdings
10%
14%
10%
1%
65%
Revenue-Producing Racing Real Estate
Excess Racing Real Estate
Development Real Estate
Revenue-Producing Non-Racing Real Estate
Non-Core Real Estate

We characterize our real estate as follows:

Revenue-Producing Racing Real Estate

- real estate at our racetracks to be used in our racing operations;

Excess Racing Real Estate

- excess real estate at our racetracks that we are considering developing with strategic partners;

Development Real Estate

- real estate not at our racetracks that is either under development or that we are holding for development;

Revenue-Producing Non-Racing Real Estate

- developed real estate not at our racetracks that is currently generating revenue for us; and

Non-Core Real Estate

- non-core real estate that we hold for sale.

As of December 31, 2002, the aggregate net book values of our real estate is as follows:

	$ millions
Revenue-Producing Racing Real Estate	$ 466.4
Excess Racing Real Estate	100.3
Development Real Estate	71.4
Revenue-Producing Non-Racing Real Estate	68.5
Non-Core Real Estate	10.8
	$717.4

Included in our income before income taxes for the year ended December 31, 2002 are gains on the sale of Non-Core Real Estate of $2.2 million. We expect these gains to be eliminated after the next year as the balance of our Non-Core Real Estate is sold. We intend to continue to sell the balance of our Non-Core Real Estate in order to provide capital to grow and enhance our core racing operations and related businesses.

Included in our Excess Racing Real Estate is land adjacent to several of our racetracks, Santa Anita Park, Gulfstream Park, Golden Gate Fields, Lone Star Park, Laurel Park and Pimlico Race Course, totaling approximately 314 acres. We are considering a variety of options with respect to this excess land, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who could be expected to provide the necessary financing. In November 2002, we entered into an agreement with the East Bay Regional Park District, a California Special District, to sell approximately 16 acres of excess real estate located at Golden Gate Fields in Berkeley, California. The value of the consideration to be received by the Company for the real estate, excluding certain tax benefits of $1.4 million, is $8.5 million. The carrying value of the property, prior to entering into the agreement, was $14.3 million which was based on an allocation of the purchase price for the Golden Gate Fields acquisition in 1999. The transaction is expected to close in the third quarter of 2003, subject to certain conditions, including the purchaser completing certain due diligence procedures. In 2002, we recorded a write-down of this real estate which resulted in a loss before income taxes and a loss after income taxes of $5.8 million and $2.4 million, respectively.

Our Development Real Estate is largely undeveloped, and includes: approximately 562 acres of land in Ebreichsdorf, Austria, located approximately 15 miles south of Vienna, on which we have commenced development of a horse racetrack and gaming facility; approximately 110 acres of undeveloped land in Oberwaltersdorf, Austria, also located approximately 15 miles south of Vienna; approximately 800 acres of undeveloped land in upstate New York; approximately 260 acres of undeveloped land in Dixon, California, located approximately 20 miles west of Sacramento; and approximately 435 acres of undeveloped land in Ocala, Florida.

Our Revenue-Producing Non-Racing Real Estate consists of two golf courses that we own and operate, Fontana Sports and Magna Golf Club. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a clubhouse which contains a dining facility, a fitness facility, a pro shop and a tennis club. The Magna Golf Club, which is in Aurora, Ontario, adjacent to our and Magna International Inc.'s ("Magna") headquarters approximately 30 miles north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains a dining facility, a members' lounge, a pro shop and a fitness facility.

Pursuant to an access arrangement effective as of March 1, 1999, Magna is paying us an annual fee of 2.5 million Euros to access the Fontana Sports golf course and related recreational facilities for Magna-sponsored corporate and charitable events, as well as for business development purposes. The access fee relating to Fontana Sports is payable until March 1, 2004, unless renewed by mutual agreement of the parties. Pursuant to an access agreement effective as of January 1, 2001, Magna is paying us an annual fee of $5.0 million Canadian to access the Magna Golf Club. The access fee relating to the Magna Golf Club is payable until December 31, 2003, unless renewed by mutual agreement of the parties. The Fontana Sports and Magna Golf Club properties are both subject to rights of first refusal in favor of Magna if we decide to sell either of them.

Related Party Transactions

Refer to Note 17 to the consolidated financial statements, which describes all material related party transactions.

Results of Operations

The following is a discussion and comparison of our results of operations and financial position for the years ended December 31, 2002, 2001 and 2000.

Year Ended December 31, 2002 Compared to December 31, 2001

Racing operations

Revenues from our racing operations were $522.6 million in 2002, compared to $459.4 million in 2001, an increase of $63.2 million or 13.8%. The increase resulted primarily from additional live race days at Gulfstream, the acquisition of MEC Pennsylvania in April 2001 and Multnomah in October 2001, the lease of Portland Meadows in July 2001, the acquisition of Lone Star Park in October 2002 and The Maryland Jockey Club in November 2002, the launch of XpressBet™ in California in January 2002 and improved results at Santa Anita Park.


Racing Revenues
(US$ Millions)
600
500
400
300
200
100
0
00
01
02

In 2002, gross wagering revenues for our racing operations increased 14.4% to $450.7 million, compared to $394.0 million in 2001, primarily as a result of the additional live race days at Gulfstream, increased average daily handle at Santa Anita Park and the completion of our acquisitions, partially offset by decreased revenues at certain of our racetracks as a result of lower average daily attendance, fewer live race days and a generally weak U.S. economy. Non-wagering revenues in 2002 increased 9.9% to $71.9 million compared to $65.4 million in 2001. Contributing to the increase in non-wagering revenues were increases in revenues from parking, racing and concert admissions, program sales and food and beverage operations related to the increase in live race days and due to our acquisitions.

Purses, awards and other increased by 13.4% to $276.0 million in 2002 from $243.4 million in 2001 primarily due to the increase in gross wagering revenues for the year. As a percentage of gross wagering revenue, purses, awards and other decreased from 61.8% in 2001 to 61.2% in 2002. Operating costs increased to $183.4 million in 2002 from $152.6 million in 2001. The increased operating costs included $24.4 million related to acquisitions or new business units not included in the prior year. As a percentage of total racing revenues, operating costs increased from 33.2% in 2001 to 35.1% in 2002. The increase in operating costs as a percentage of revenue was primarily the result of an increase in insurance costs of $3.6 million, start-up costs of $1.3 million related to XpressBet™ and the launch of HorseRacing TV™ and an increase in utility costs of approximately $0.8 million.

Racing general and administrative expenses were $41.5 million in 2002, compared to $31.1 million in 2001. As a percentage of total racing revenues, general and administrative expenses increased from 6.8% in 2001 to 7.9% in 2002. The increased costs included $4.9 million of costs related to acquisitions or new business units not included in the prior year and higher costs of the corporate head office, as several members of corporate and group management teams joined late in the second quarter of 2001 and during 2002.

Real estate operations

Revenues from real estate operations were $26.6 million in 2002, compared to $59.7 million in 2001. Income before income taxes from real estate activities decreased to a loss of $0.1 million in 2002 from income of $21.5 million in 2001. These decreases are primarily attributable to the lower level of sales of Non-Core Real Estate in 2002. In 2002, we had gains on the sale of Non-Core Real Estate of $2.2 million, compared to gains of $20.4 million during 2001.

Predevelopment and other costs

Predevelopment and other costs were $2.3 million in 2002 compared to $3.2 million in 2001. The decrease in predevelopment and other costs was a result of lower activity on certain development projects in the current year.

Write-down of long-lived and intangible assets

Pursuant to SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", and SFAS 142, "Goodwill and Other Intangible Assets", our long-lived assets and racing licenses were tested for impairment after completion of our annual business planning process. As a result of declining attendance and related revenues at Remington Park and Great Lakes Downs, operating profits and cash flows were lower than expected in 2002. Based on these results, the earnings forecasts for these two racetracks were revised and we recognized an impairment in value of $14.7 million related to our long-lived assets and an impairment in value of racing licenses of $2.8 million in 2002.

Depreciation and amortization

Depreciation and amortization decreased $3.4 million from $26.2 million in 2001 to $22.8 million in 2002, primarily as a result of the implementation of Statement of Financial Accounting Standards Board Statement No. 142, Goodwill and Intangible Assets ("SFAS 142"). The implementation of SFAS 142 resulted in the cessation of amortization of goodwill and intangible assets that meet the criteria for indefinite life, effective January 1, 2002. The impact of SFAS 142 was to reduce depreciation and amortization expense by $8.0 million from the prior year, which has been partially offset by increased depreciation and amortization of fixed assets for our acquisitions and increased depreciation on recent fixed asset additions.

Interest income and expense

Our net interest expense for the year ended December 31, 2002 decreased $2.0 million to $0.7 million from $2.7 million in 2001. The lower net interest expense is attributable to the capitalization of interest on certain properties under development in the current year, interest earned on increased cash balances on hand and a reduction of debt for the majority of the year.

Income tax provision

We recorded an income tax benefit of $8.6 million on a loss before income taxes of $23.0 million in 2002, compared to an income tax provision of $9.3 million on income before income taxes of $22.8 million in 2001. Our effective income tax rate in 2002 was 37.4%, compared to 41.0% in 2001, primarily as a result of the income tax recovery recorded on our write-down of long-lived and intangible assets, which did not reflect any state tax recovery.

EBITDA
Excluding the Sale of Non-Core Real Estate and Asset Write-Downs
(US$ Millions)



35
30
25
20
15
10
5
0
00
01
02

(Refer to page 68 of the Annual Report for Reconciliation of Non-GAAP to GAAP Financial Measures)

Year Ended December 31, 2001 Compared to December 31, 2000

Racing operations

Revenues from our racing operations were $459.4 million in 2001, compared to $355.2 million in 2000, an increase of $104.2 million or 29.3%. This increase resulted primarily from having nine racetracks open for live racing for some part of the year, compared with only six open in 2000. We acquired the operations of Bay Meadows on November 17, 2000, the operations of MEC Pennsylvania, formerly Ladbroke Pennsylvania, which include the operations of The Meadows, four OTB facilities and the Pennsylvania hub for XpressBet™, on April 5, 2001, and Multnomah Greyhound Park on October 26, 2001. In addition, in the second quarter of 2001, we leased a racetrack facility in Portland, Oregon operating as Portland Meadows.

In 2001, gross wagering revenues for our racing operations increased 30.8% to $394.0 million, compared to $301.3 million in 2000, primarily relating to the increase in live race days due to our acquisitions. Non-wagering revenues in 2001 increased 21.3% to $65.4 million, compared to $54.0 million in 2000. Contributing to the increase in non-wagering revenues were increases in revenues from parking, admissions and program sales related to the increase in live race days due to our acquisitions and the addition of food and beverage revenues from our Gulfstream Park facility, previously contracted out to concession operators.

Purses, awards and other increased by 28.1% to $243.4 million in 2001 from $190.0 million in 2000 primarily due to the increase in gross wagering revenues for the year. As a percentage of gross wagering revenue, purses, awards and other decreased from 63.1% in 2000 to 61.8% in 2001. Operating costs increased to $152.6 million in 2001 from $128.6 million in 2000. As a percentage of total racing revenues, operating costs decreased from 36.2% in 2000 to 33.2% in 2001. The reduction in operating costs as a percentage of revenues was primarily the result of cost savings and other synergies realized on the consolidation of racing operations during the year. Racing general and administrative expenses were $31.1 million in 2001, compared to $18.1 million in 2000. As a percentage of total racing revenue, general and administrative expenses increased from 5.1% in 2000 to 6.8% in 2001. The increase in general and administrative expenses as a percentage of total racing revenue in 2001 was primarily related to the higher costs of the corporate head office, where we have continued to add management expertise. These costs were significantly lower during the formative stage of the Company in 2000.

Real estate operations

Revenues from real estate operations were $59.7 million in 2001, compared to $58.3 million in 2000. Income before income taxes from real estate activities increased to $21.5 million in 2001 from $5.4 million in 2000. These increases are primarily attributable to the sale of Non-Core Real Estate in 2001. In 2001 we had gains on the sale of Non-Core Real Estate of $20.4 million, compared to gains of $7.0 million during the same period in 2000.

Predevelopment and other costs

Predevelopment and other costs were $3.2 million in 2001 compared to $4.2 million in 2000. These costs include consultants' fees associated with technology development, feasibility studies, construction designs, market analyses, site models and alternative site investigations.

Depreciation and amortization

Depreciation and amortization increased by $6.1 million to $26.2 million in 2001, compared to $20.1 million in 2000. The increase in depreciation and amortization is primarily attributable to our Bay Meadows and MEC Pennsylvania acquisitions and increased depreciation recorded on recent fixed asset additions.

Interest income and expense

Our net interest expense for the year ended December 31, 2001 increased $2.5 million to $2.7 million from $0.2 million in 2000. The higher net interest expense is attributable to the increase in long-term debt in the fourth quarter of 2000 and the second quarter of 2001, related to the financings of our Bay Meadows and MEC Pennsylvania acquisitions and the purchase of 481 acres of land in Palm Beach County, Florida, offset by interest capitalized on properties under development.

Income tax provision

We recorded an income tax provision of $9.3 million on income before income taxes of $22.8 million in 2001, compared to an income tax provision of $1.1 million on income before income taxes of $1.6 million in 2000. Our effective income tax rate in 2001 was 41.0%, compared to 71.6% in 2000, primarily as a result of the higher level of operating losses in certain subsidiaries in 2000, for which we did not recognize the tax benefit in that period.

Year Ended December 31, 2000 Compared to December 31, 1999

Racing operations

Revenues from our racing operations were $355.2 million in 2000, compared to $164.9 million in 1999, an increase of $190.3 million, or 115.4%. The increase in revenues is primarily the result of the additional racetracks acquired in 2000 and in late 1999. Revenues for 2000 reflect the full year of live racing and simulcast operations for all the racetracks we owned except for Great Lakes Downs and Bay Meadows, revenues for which are included from their dates of acquisition on February 29, 2000 and November 17, 2000, respectively. Revenues for 1999 reflect the full year operations of Santa Anita Park and the operations of Gulfstream Park from September 1, 1999, the date of acquisition, Thistledown and Remington Park from November 12, 1999, their date of acquisition, and Golden Gate Fields from December 10, 1999, the date of acquisition.

Gross wagering revenues for our racing operations increased 125.0% to $301.3 million in 2000, compared to $133.9 million in 1999, primarily as a result of our racetrack acquisitions. Non-wagering revenues in 2000 were $54.0 million, compared to $31.0 million in 1999, an increase of 74.0%. The increase in non-wagering revenues is lower than the increase in gross wagering revenues because a portion of the gross wagering revenues is earned from simulcast export activities, which do not provide our racetracks with customers that would generate non-wagering revenues.

Purses, awards and other increased 122.2%, from $85.5 million in 1999 to $190.0 million in 2000. As a percentage of gross wagering revenue, purses, awards and other decreased from 63.9% in 1999 to 63.1% in 2000. Operating costs increased from $63.3 million in 1999 to $128.6 million in 2000. As a percentage of total racing revenues, operating costs decreased from 38.4% in 1999 to 36.2% in 2000, purses, awards and other increased from 51.9% to 53.5%, and general and administrative expenses increased from 3.6% to 5.1%. The reduction in operating costs as a percentage of revenues is primarily the result of cost savings and other synergies realized in connection with the consolidation of racing operations in 2000. Racing general and administrative expenses increased to $18.1 million in 2000, compared to $6.0 million in 1999. The increase was primarily due to the additional racetracks acquired in late 1999 and 2000, the significant costs incurred to restructure our corporate office and other one-time costs, primarily related to severance payments and the closing of our Santa Monica office, of approximately $7.5 million in 2000.

Real estate operations

Revenues from our real estate operations were $58.3 million in 2000, compared to $21.9 million in 1999. Income before income taxes from real estate operations increased to $5.4 million in 2000 from a loss of $2.6 million in 1999. This increase was primarily attributable to an increase in the amount of Non-Core Real Estate sold in 2000 compared to 1999. For the year ended December 31, 2000, we had gains of $7.0 million on the sale of real estate, compared to gains of $0.6 million in 1999.

Predevelopment and other costs

Predevelopment and other costs related to both our racing operations and our real estate operations were $4.2 million in 2000, compared to $0.5 million in 1999, resulting from increasing our predevelopment activities in 2000.

Depreciation and amortization

Depreciation and amortization increased by $12.2 million to $20.1 million for 2000, compared to $7.9 million in 1999. This increase reflects full year depreciation and amortization charges related to Gulfstream Park, Thistledown, Remington Park and Golden Gate Fields, all acquired in the second half of 1999, and partial year depreciation and amortization charges related to Great Lakes Downs and Bay Meadows, both acquired in 2000.

Interest income and expense

Our net interest expense for 2000 was $0.2 million, compared to net interest income of $0.9 million in 1999. The higher net interest expense is attributable to the increase in long-term debt in 2000 primarily related to the financing of the Bay Meadows acquisition and the purchase of land in Palm Beach County, Florida.

Income tax provision

We recorded an income tax provision of $1.1 million on income before income taxes of $1.6 million for 2000, compared to an income tax provision of $2.8 million on income before income taxes of $2.8 million in 1999. The decrease in our income tax provision resulted primarily from the higher level of operating losses in 1999 of some of our subsidiaries, for which we did not recognize the tax benefit in that period.

Liquidity and Capital Resources

Year Ended December 31, 2002

Operating activities

Cash provided by operations before changes in non-cash working capital decreased $6.6 million in 2002 compared to 2001. The decrease was attributable to decreases in net income, depreciation and amortization, future income taxes and gains on disposal of real estate properties, partially offset by write-downs of real estate and intangible assets and equity earnings. In 2002, cash provided from non-cash working capital balances was $0.4 million.

Investing activities

Cash used in investing activities in 2002 was $226.2 million, including $146.3 million spent on acquisitions, primarily for Lone Star Park and The Maryland Jockey Club, expenditures of $107.2 million on real estate property and fixed asset additions and $26.6 million in other asset additions, partially offset by $53.9 million of proceeds received on the sale of Non-Core Real Estate. Expenditures relating to real estate property and fixed assets for 2002 included $42.0 million for the construction of our Palm

Long-Term Debt To Total Capitalization


22%
78%

	US$ millions
Long-Term Debt, including Convertble Subordinated Notes	
Long-Term Debt	$132.9
Convertible Subordinated Notes	72.2
	205.1
Shareholders' Equity	720.9
Total Capitalization	$926.0

Meadows training center, $23.3 million for our Austrian racetrack under development, $8.1 million for the completion of our Magna Golf Club clubhouse, $7.6 million for the purchase of 435 acres of land in Ocala, Florida and maintenance capital improvements of $9.9 million. The remaining $16.3 million of expenditures related to other racetrack property enhancements, infrastructure and predevelopment costs on certain of our properties and account wagering and television related activities. Other asset additions included our cash advance of $23.1 million to Ontario Racing Inc. related to the purchase of Flamboro Downs.

Financing activities

Cash provided by financing activities was $249.2 million in 2002 arising from the issuance of share capital for $142.4 million, net of issue expenses, and convertible subordinated notes for $72.2 million, net of issue expenses, and utilization of the Company's revolving credit facility for $49.5 million, partially offset by the net repayment of long-term debt of $14.9 million.

Year Ended December 31, 2001

Operating activities

Cash provided by operations before changes in non-cash working capital increased $18.6 million in 2001 compared to 2000. The increase was attributable to increases in net income, depreciation and amortization and future income taxes, partially offset by additional gains recorded on the disposal of Non-Core Real Estate. In 2001, cash invested in non-cash working capital balances was $0.7 million.

Investing activities

Cash used in investing activities in 2001 was $7.5 million, including investments of $40.0 million in real estate property and fixed asset and other asset additions and $24.0 million on the acquisitions of MEC Pennsylvania and Multnomah Greyhound Park, partially offset by $56.5 million of proceeds received on the sale of Non-Core Real Estate. In 2001, we invested $38.9 million in real estate and fixed asset additions, which included $6.4 million for the purchase of real estate, $14.8 million related to maintenance capital improvements to the racetracks and $10.7 million on the Magna Golf Club in Aurora, Ontario. The remaining $7.0 million of expenditures related to racetrack property enhancements, infrastructure and predevelopment costs on certain of our properties and on account wagering activities, including the telephone and Internet and television distribution.

Financing activities

Cash used for financing activities was $10.2 million in 2001. During 2001, there were repayments of bank indebtedness of $7.6 million and of long-term debt of $18.0 million, partially offset by the issuance of long-term debt of $15.0 million related to our term loan facility and the issuance of share capital of $0.5 million.

Year Ended December 31, 2000

Operating activities

In 2000, we generated $7.7 million of cash flow from operations and invested $23.8 million in working capital, resulting in a net use of cash of $16.1 million for operating activities. During the comparable period in 1999, we generated $5.9 million of cash flow from operations and our investment in working capital decreased by $9.3 million, resulting in net cash from operating activities of $15.2 million. The decrease in cash flow from operations of $31.3 million from $15.2 million in 1999 to a use of cash of $16.1 million in 2000 is primarily due to the need to fund working capital deficiencies in that period related to acquisitions completed in the latter part of 1999 and early 2000. Those funding requirements had been taken into consideration in the negotiation of the purchase price of those acquisitions.

Investing activities

Cash used in investing activities was $35.3 million for the year ended December 31, 2000. During 2000, $24.1 million was used to acquire Bay Meadows and $54.0 million was spent on real estate property and other fixed asset additions. Expenditures on real estate included the purchase of 481 acres of property in Palm Beach County, Florida, which we are currently developing into a second horse boarding and training center for $22.9 million, $22.5 million on continued spending in connection with the Magna Golf Club in Aurora, Ontario and $8.6 million on upgrades to racetrack facilities, normal ongoing maintenance items and other fixed assets. Cash used in investing activities in 2000 was partially offset by proceeds of $33.4 million from the sale of Non-Core Real Estate.

Financing activities

Cash provided by financing activities for the year ended December 31, 2000 was $32.9 million. The cash provided by financing activities for 2000 relates substantially to the issuance of long-term debt of $48.0 million primarily related to the financing of the Bay Meadows acquisition and other real estate additions, partially offset by the repayment of other long-term debt of $15.9 million. Included in these repayments was $6.8 million of debt assumed in connection with the acquisition of Gulfstream Park and the repayment of a portion of the promissory note issued in connection with the acquisition of Golden Gate Fields.

Working Capital, Cash and Other Resources

Our net working capital, excluding cash and cash equivalents and bank indebtedness, was ($37.6) million at December 31, 2002, compared to ($22.6) million at December 31, 2001. The decreased investment in net working capital, excluding cash and cash equivalents and bank indebtedness, was primarily related to an increase in accounts payable and other accruals of $34.4 million, partially offset by an increase in accounts receivable of $13.0 million and prepaid expenses and other of $2.9 million and a reduction of income taxes payable of $3.6 million, primarily as a result of the increased number of tracks owned and operating at year end.

On May 1, 2002, we entered into an agreement with respect to a $75.0 million senior, unsecured revolving credit facility. On October 11, 2002, we entered into an amending agreement to increase this facility from $75.0 million to $100.0 million. The credit facility has a term of one year, which expires on October 10, 2003, and may be extended, with the consent of both parties. Under the terms of the agreement, the amount available under the credit facility will be reduced to $50.0 million on April 30, 2003. At December 31, 2002, we had borrowed $49.5 million and issued letters of credit totaling $20.0 million under this facility.

One of our subsidiaries, The Santa Anita Companies, Inc., is party to a secured term loan facility, which bears interest at LIBOR plus 2.2% per annum. We have entered into an interest rate swap contract and fixed the rate of interest at 6.0% per annum to November 30, 2004, the maturity date of the term loan facility. At December 31, 2002, $55.7 million was outstanding under this fully drawn term loan facility.

Also, two of our subsidiaries, which are part of The Maryland Jockey Club, are party to secured term loan facilities which bear interest at 6.5% and 7.0% per annum, respectively. Both term loans have interest rate adjustment clauses which reset to the market rate for a U.S. Treasury security of an equivalent term plus 2.6% at set dates prescribed in the agreements. At December 31, 2002, $19.6 million and $4.9 million, respectively, were outstanding under these fully drawn term loan facilities which mature on December 1, 2013 and June 7, 2017, respectively.

On December 2, 2002, we issued $75.0 million of 7.25% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of Class A Subordinate Voting Stock at a conversion price of $8.50 per share, subject to adjustments under certain circumstances, and mature on December 15, 2009. The notes are redeemable at the principal amount together with accrued and unpaid interest, at the Company's option, under certain conditions on or after December 21, 2005. At December 31, 2002, all of the notes remained outstanding.

On November 27, 2002, contemporaneous with our acquisition of The Maryland Jockey Club, the Company granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to us, at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option.

At December 31, 2002, we had cash and cash equivalents of $87.7 million and total shareholders' equity of $720.9 million. At December 31, 2002, we also had unused and available credit facilities of approximately $50.5 million.

We believe that our current cash resources, cash flow from our racing and real estate operations, including the sale of Non-Core Real Estate, and cash available under our credit facilities described above will be sufficient to finance our operations and our maintenance capital expenditure program during the next year. However, in order to complete our acquisition and strategic capital programs, we will be required to seek additional debt and/or equity financing through public or private sources. If such additional financing is not available to us as needed or on terms acceptable to us, we may not be able to complete our acquisition or strategic capital programs.

Qualitative and Quantitative Disclosures About Market Risk

Our primary exposure to market risk related to financial instruments (or the risk of loss arising from adverse changes in market rates and prices, including interest rates, foreign currency exchange rates and commodity prices) is with respect to our investments in companies with a functional currency other than the U.S. dollar. Fluctuations in the U.S. dollar exchange rate relative to the Canadian dollar and the Euro will result in fluctuations in shareholders' equity and comprehensive income. We have generally not entered into derivative financial arrangements for currency hedging purposes, and have not and will not enter into such arrangements for speculative purposes.

Additionally, we are exposed to interest rate risk. Interest rates are sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control.

Our future earnings, cash flows and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR and EURIBOR. Based on interest rates at December 31, 2002 and our current credit facilities, a 1% per annum increase or decrease in interest rates on our line of credit and other variable rate borrowings would not materially affect our annual future earnings and cash flows. Based on borrowing rates currently available to us, the carrying amount of our debt approximates its fair value.

In order to mitigate a portion of the interest rate risk associated with our variable rate debt, we have entered into an interest rate swap contract. Under the terms of this contract, the Company receives a LIBOR based variable interest rate and pays a fixed rate of 6.0% on a notional amount of $55.7 million as at December 31, 2002. The maturity date of this contract is November 30, 2004.

Accounting Developments

Under Staff Accounting Bulletin 74, we are required to disclose certain information related to new accounting standards, which have not yet been adopted due to delayed effective dates.

During 2001, the Financial Account Standards Board ("FASB") issued Statement No. 143 ("SFAS 143") Accounting For Asset Retirement Obligations. SFAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. SFAS 143 is effective for fiscal years starting after June 15, 2002.

During 2002, FASB issued Statement No. 146 ("SFAS 146"), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period, which the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In 2002, FASB issued Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. FIN 45 requires guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 21, 2002.

Although we are currently reviewing SFAS 143, SFAS 146 and the recognition and measurement requirements of FIN 45, we have not determined the impact, if any, of these pronouncements on our consolidated financial statements.

Forward-looking Statements

This Management's Discussion and Analysis of Results of Operations and Financial Position contains forward-looking statements as defined by the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. These forward-looking statements may include, among others, statements regarding: expectations as to operational improvements; expectations as to cost savings, revenue growth and earnings; the time by which certain objectives will be achieved; estimates of costs relating to environmental remediation and restoration; proposed new products and services; expectations that claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or agreements, or other matters will not have a material adverse effect on our consolidated financial position, operating results, prospects or liquidity; projections, predictions, expectations, estimates or forecasts as to our financial and operating results and future economic performance; and other matters that are not historical facts.

Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.

Important factors that could cause such differences include, but are not limited to, the factors discussed in the "Risk Factors" section of the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and our subsequent public filings.

Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

MEC's management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with United States generally accepted accounting principles. Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of MEC.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside directors. The Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with United States generally accepted auditing standards on behalf of the shareholders. The Report of the Independent Auditors outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

Toronto, Canada
February 7, 2003

Graham J. Orr
Executive Vice-President and Chief Financial Officer

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of **Magna Entertainment Corp.**

We have audited the accompanying consolidated balance sheets of Magna Entertainment Corp. as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magna Entertainment Corp. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002, in conformity with United States generally accepted accounting principles.

As described in note 2 to these consolidated financial statements, the Company changed its accounting policies for goodwill and other intangible assets.

Toronto, Canada
February 7, 2003

Ernst & Young LLP

Consolidated Statements of Operations and Comprehensive Income (Loss)

Magna Entertainment Corp.

[U.S. dollars in thousands, except per share figures]

	Note	2002	2001	2000
		Years ended December 31,		
Revenues	16, 17			
Racing				
Gross wagering		$450,732	$393,981	$301,288
Non-wagering		71,889	65,430	53,961
		522,621	459,411	355,249
Real estate				
Sale of real estate		8,891	40,600	37,630
Rental and other		17,709	19,050	20,684
		26,600	59,650	58,314
		549,221	519,061	413,563
Costs and expenses				
Racing				
Purses, awards and other		276,019	243,389	190,043
Operating costs		183,370	152,561	128,612
General and administrative		41,522	31,092	18,117
Real estate				
Cost of real estate sold		6,718	20,171	30,656
Operating costs		13,621	15,789	18,928
General and administrative		2,266	1,130	1,133
Predevelopment and other costs		2,299	3,240	4,245
Depreciation and amortization		22,834	26,194	20,061
Interest expense, net	11	709	2,682	215
Write-down of long-lived and intangible assets	4	17,493	–	–
Write-down of excess real estate	5	5,823	–	–
Equity income	3	(463)	–	–
		572,211	496,248	412,010
Income (loss) before income taxes		(22,990)	22,813	1,553
Income tax provision (benefit)	9	(8,595)	9,349	1,112
Net income (loss)		(14,395)	13,464	441
Other comprehensive income (loss)				
Foreign currency translation adjustment	14	16,335	(9,062)	(8,938)
Change in fair value of interest rate swap	15	(1,306)	–	–
Comprehensive income (loss)		$ 634	$ 4,402	$ (8,497)
Earnings (loss) per share for Class A Subordinate Voting Stock, Class B Stock or Exchangeable Share:				
Basic	13	$ (0.14)	$ 0.16	$ 0.01
Diluted	13	$ (0.14)	$ 0.16	$ 0.01
Average number of shares of Class A Subordinate Voting Stock, Class B Stock and Exchangeable Shares outstanding during the year [in thousands]:				
Basic	13	100,674	82,930	80,422
Diluted	13	100,674	83,242	80,424

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

MAGNA ENTERTAINMENT CORP.

[U.S. dollars in thousands]

	Note	2002	2001	2000
		Years ended December 31,		
Cash provided from (used for)				
OPERATING ACTIVITIES:				
Net income (loss)		$(14,395)	$13,464	$ 441
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities				
Depreciation and amortization		22,834	26,194	20,061
Future income taxes	9	(9,409)	7,082	(5,802)
Gain on disposal of real estate properties		(2,173)	(20,429)	(6,974)
Write-down of long-lived and intangible assets	4	17,493	–	–
Write-down of excess real estate	5	5,823	–	–
Equity income	3	(463)	–	–
Other		33	–	–
		19,743	26,311	7,726
Changes in non-cash working capital				
Restricted cash		4,279	(5,053)	(5,709)
Accounts receivable		(3,361)	(1,587)	(4,139)
Prepaid expenses and other		(1,994)	3,325	1,563
Accounts payable		11,606	769	(5,114)
Accrued salaries and wages		1,220	(443)	3,172
Customer deposits		552	2,181	–
Other accrued liabilities		(4,751)	3,278	(6,840)
Income taxes receivable		(8,128)	(5,023)	(6,146)
Deferred revenue		1,020	1,871	(622)
		443	(682)	(23,835)
		20,186	25,629	(16,109)
INVESTMENT ACTIVITIES:				
Acquisition of businesses, net of cash	3	(146,304)	(23,951)	(24,117)
Real estate property additions		(99,109)	(31,009)	(46,493)
Fixed asset additions		(8,056)	(7,853)	(7,535)
Other assets (additions) disposals	8	(26,653)	(1,208)	9,493
Proceeds on real estate sold to a related party	17	42,363	12,436	6,147
Proceeds on disposal of real estate		11,510	44,039	27,250
		(226,249)	(7,546)	(35,255)
FINANCING ACTIVITIES:				
Increase (decrease) in bank indebtedness	10	49,475	(7,609)	759
Issuance of long-term debt		906	15,000	48,000
Repayment of long-term debt		(15,828)	(18,026)	(15,853)
Issuance of share capital	13	142,422	476	–
Issuance of convertible subordinated notes	12	72,200	–	–
		249,175	(10,159)	32,906
Effect of exchange rate changes on cash and cash equivalents		5,357	(688)	(226)
Net increase (decrease) in cash and cash equivalents during the year		48,469	7,236	(18,684)
Cash and cash equivalents, beginning of year		39,212	31,976	50,660
Cash and cash equivalents, end of year		$ 87,681	$39,212	$31,976

See accompanying notes

MAGNA ENTERTAINMENT CORP.

[U.S. dollars and share amounts in thousands]

	Note	December 31, 2002	2001
ASSETS			
Current assets:			
Cash and cash equivalents		$ 87,681	$ 39,212
Restricted cash		18,692	18,782
Accounts receivable		46,138	33,101
Income taxes receivable	9	2,262	–
Prepaid expenses and other		8,094	5,162
		162,867	96,257
Real estate properties, net	6	717,446	542,006
Fixed assets, net	7	34,684	32,671
Other assets, net	8	329,705	179,665
Future tax assets	9	12,103	7,174
		$1,256,805	$857,773
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Bank indebtedness	10	$ 49,475	$ –
Accounts payable		82,407	46,036
Accrued salaries and wages		8,391	7,171
Customer deposits		2,733	2,181
Other accrued liabilities		12,667	17,418
Income taxes payable	9	–	1,312
Long-term debt due within one year	11	15,049	18,133
Deferred revenue		6,551	5,531
		177,273	97,782
Long-term debt	11	117,801	67,768
Convertible subordinated notes	12	72,233	–
Other long-term liabilities	19	8,405	2,576
Future tax liabilities	9	160,191	121,793
Commitments and contingencies	17, 18		
Shareholders' equity:			
Class A Subordinate Voting Stock (Issued: 2002 - 48,648; 2001 - 22,324)	13	316,855	157,633
Exchangeable Shares (Issued: 2002 - nil; 2001 - 2,263)	13	–	16,800
Class B Stock (Issued: 2002 and 2001 - 58,466)	13	394,094	394,094
Contributed surplus	17	17,282	7,290
Retained earnings (deficit)		(2,921)	11,474
Accumulated comprehensive loss	14, 15	(4,408)	(19,437)
		720,902	567,854
		$1,256,805	$857,773

See accompanying notes

On behalf of the Board: Director Director

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

[U.S. dollars in thousands]

	Class A Subordinate Voting Stock	Exchangeable Shares	Class B Stock	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Comprehensive Loss
Balances at December 31, 1999	$ 11,500	$ 110,000	$ 429,455	$ -	$ (2,431)	$ (1,437)
Activity for the year ended December 31, 2000:						
Net income					441	
Net gain on sale of real estate to a related party (note 17)				1,352		
Other comprehensive loss						(8,938)
Conversion of Class B Stock to Class A Subordinate Voting Stock	35,361		(35,361)			
Issue of Class A Subordinate Voting Stock for an acquisition	1,846					
Conversion of Exchangeable Shares to Class A Subordinate Voting Stock	52,063	(52,063)				
Balances at December 31, 2000	100,770	57,937	394,094	1,352	(1,990)	(10,375)
Activity for the year ended December 31, 2001:						
Net income					13,464	
Net gain on sale of real estate to a related party (note 17)				5,938		
Other comprehensive loss						(9,062)
Issue of Class A Subordinate Voting Stock for acquisitions	15,250					
Issue of Class A Subordinate Voting Stock under the Long-term Incentive Plan	476					
Conversion of Exchangeable Shares to Class A Subordinate Voting Stock	41,137	(41,137)				
Balances at December 31, 2001	157,633	16,800	394,094	7,290	11,474	(19,437)
Activity for the year ended December 31, 2002:						
Net loss					(14,395)	
Net gain on sale of real estate to a related party (note 17)				9,992		
Foreign currency translation adjustment (note 14)						16,335
Change in fair value of interest rate swap (note 15)						(1,306)
Issue of Class A Subordinate Voting Stock on completion of public offering (note 13)	142,084					
Issue of Class A Subordinate Voting Stock on exercise of stock options (note 13)	87					
Issue of Class A Subordinate Voting Stock under the Long-term Incentive Plan (note 13)	251					
Conversion of Exchangeable Shares to Class A Subordinate Voting Stock (note 13)	16,800	(16,800)				
Balances at December 31, 2002	**$316,855**	**$ -**	**$394,094**	**$17,282**	**$(2,921)**	**$(4,408)**

See accompanying notes

(all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles ("U.S. GAAP"). These policies are also in conformity, in all material respects, with Canadian generally accepted accounting principles, except as described in note 20 to these consolidated financial statements.

Principles of Consolidation

These consolidated financial statements include the accounts of Magna Entertainment Corp. and its subsidiaries (collectively the "Company"). All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of less than three months at acquisition and exclude restricted cash which represents segregated cash accounts held by the Company on behalf of others, primarily horse owners.

Impairment of Long-Lived Assets

Financial Accounting Standards Board Statement No. 144 ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets" establishes accounting standards for the impairment of long-lived assets, including real estate properties, fixed and other assets. The Company evaluates impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

For long-lived assets not available for sale, the Company assesses annually whether there are indicators of impairment. If such indicators are present, the Company assesses the recoverability of the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on using discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

When long-lived assets are identified by the Company as available for sale, if necessary, the carrying value is reduced to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

Real Estate Properties

Revenue-Producing Racing Real Estate

Revenue-producing racing real estate is valued at cost which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development. Buildings are depreciated on a straight-line basis over 40 years.

Excess Racing Real Estate

Excess racing real estate is valued at cost which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development.

Development Real Estate

Development real estate is valued at cost which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development.

Revenue-Producing Non-Racing Real Estate

Revenue-producing non-racing real estate includes golf courses as well as residential development real estate. Revenue-producing non-racing real estate is valued at cost which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development. Buildings are depreciated on a straight-line basis over 40 years.

Non-Core Real Estate

Non-core real estate includes properties available for sale. Properties available for sale are valued at the lower of cost, which includes acquisition and development costs, and fair value less costs of disposal. The Company evaluates the lower of cost and fair value less costs of disposal whenever events or changes in circumstance indicate possible impairment.

Fixed Assets

Fixed assets are recorded at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets as follows: machinery and equipment over 3 to 15 years and furniture and fixtures over 5 to 7 years.

Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

Racing Licenses and Goodwill

Racing licenses represent the value attributed to licenses to conduct race meets acquired through the Company's acquisition of racetracks. Goodwill represents the excess of the purchase price of a subsidiary company over the fair value of the underlying net identifiable assets arising on acquisition. In accordance with Financial Accounting Standards Board Statement No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", the Company has applied the non-amortization and impairment rules for existing goodwill and other intangible assets that meet the criteria for indefinite life, effective January 1, 2002. Racing licenses and goodwill are evaluated for impairment on an annual basis or when impairment indicators are present. An impairment write-down to fair value would occur if discounted cash flows from operations net of the fair value of the long-lived assets was less than the carrying amount of the racing license or goodwill.

Revenue Recognition

The Company records operating revenues associated with horse racing on a daily basis, except for season admissions which are recorded ratably over the racing season. Wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are shown as "Purses, awards and other" in the accompanying statement of operations and comprehensive income (loss).

Revenues from the sale of residential development inventory are recognized in two phases. First, revenue related to sale of land is recognized when the title to the land passes to the purchaser and collection is reasonably assured. The remaining revenue is recognized when the unit is constructed by the independent contractor and the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in residential development real estate.

Golf course annual membership fee revenues are recognized as revenue ratably over the applicable season. Non-refundable golf membership initiation fees are deferred and amortized over the expected membership life.

Deferred Revenues

Deferred revenues associated with racing operations consist primarily of prepaid box seats, admission tickets and parking, which are recognized as revenue ratably over the period of the related race meet.

Seasonality of Revenues

The Company's racing business is seasonal in nature. The Company's racing revenues and operating results for any quarter will not be indicative of the revenues and operating results for the year. A disproportionate share of annual revenues and net earnings are earned in the first quarter of each year.

Advertising

Costs incurred for producing advertising associated with horse racing are generally expensed when the advertising program commences. Costs incurred with respect to promotions for specific live race days are expensed on the applicable race day.

Foreign Exchange

Assets and liabilities of self-sustaining foreign operations are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. The accumulated exchange gain or loss resulting from translating each foreign subsidiary's financial statements from its functional currency to U.S. dollars is included in comprehensive income (loss) in shareholders' equity. The appropriate amounts of exchange gains or losses included in accumulated comprehensive income (loss) are reflected in income when there is a sale or partial sale of the Company's investment in these operations or upon a complete or substantially complete liquidation of the investment.

Income Taxes

The Company follows the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-based Compensation

Financial Accounting Standards Board Statement No. 123 ("SFAS 123"), "Accounting and Disclosure of Stock-Based Compensation" provides companies an alternative to accounting for stock-based compensation as prescribed under APB Opinion No. 25 ("APB 25"). SFAS 123 encourages, but does not require companies to recognize an expense for stock-based awards based on their fair value at date of grant. SFAS 123 allows companies to continue to follow existing accounting rules (intrinsic value method under APB 25 which does not give rise to an expense) provided that pro-forma disclosures are made of what net income (loss) and earnings (loss) per share would have been had the fair value method been used. The Company accounts for stock-based compensation under APB 25 and provides pro-forma disclosure required by SFAS 123.

The pro-forma impact on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation, is as follows:

	Years ended December 31,		
	2002	2001	2000
Net income (loss), as reported	**$(14,395)**	$13,464	$ 441
Pro-forma stock compensation expense determined under the fair value method, net of tax	**(3,009)**	(2,815)	(213)
Pro-forma net income (loss)	**$(17,404)**	$10,649	$ 228
Earnings (loss) per share			
Basic - as reported	**$ (0.14)**	$ 0.16	$ 0.01
Basic - pro-forma	**$ (0.17)**	$ 0.13	$ 0.00
Diluted - as reported	**$ (0.14)**	$ 0.16	$ 0.01
Diluted - pro-forma	**$ (0.17)**	$ 0.13	$ 0.00

Earnings per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of shares of Class A Subordinate Voting Stock, shares of Class B Stock and Exchangeable Shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities using the treasury stock method.

Under the treasury stock method:

- The convertible subordinated notes are assumed to be converted at the beginning of the period (or at the issuance, if later) and net income is increased by related interest;
- The exercise of options is assumed to be at the beginning of the period (or at the time of issuance, if later);
- The proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Stock at the average market price during the period; and
- The incremental number of shares of Class A Subordinate Voting Stock (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share calculation.

Interest Rate Swaps

The Company utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on its variable rate debt. The fair value of the swaps is recorded on the balance sheet as an asset or liability with the offset recorded in other comprehensive income net of income taxes. Any changes in the market value of the swaps are adjusted to the asset or liability account and recorded net of income taxes in other comprehensive income.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards, which have not yet been adopted due to delayed effective dates.

During 2001, the Financial Accounting Standards Board ("FASB"), issued Statement No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". SFAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. SFAS 143 is effective for fiscal years beginning after June 15, 2002.

During 2002, FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period which the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

During 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

Although the Company is currently reviewing SFAS 143 and SFAS 146, and the recognition and measurement requirements of FIN 45, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

Reclassification

Certain comparative figures have been reclassified to conform to the current year's method of presentation.

2. ACCOUNTING CHANGE

Effective January 1, 2002, the Company implemented SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 requires the application of the non-amortization and impairment rules for existing goodwill and other intangible assets that meet the criteria for indefinite life beginning January 1, 2002.

The following is the pro-forma impact of the implementation of SFAS 142:

	Years ended December 31,		
	2002	2001	2000
Net income (loss), as reported	**$(14,395)**	$13,464	$ 441
Amortization of racing licenses and goodwill, net of taxes	–	4,822	3,056
Adjusted net income (loss)	**$(14,395)**	$18,286	$ 3,497
Basic and diluted earnings per share:			
As reported	**$ (0.14)**	$ 0.16	$ 0.01
Amortization of racing licenses and goodwill	–	$ 0.06	$ 0.03
Adjusted basic and diluted earnings per share	**$ (0.14)**	$ 0.22	$ 0.04

3. BUSINESS ACQUISITIONS

The following acquisitions were accounted for using the purchase method:

[a] Acquisitions in the year ended December 31, 2002

Lone Star Park at Grand Prairie

On October 23, 2002, the Company completed the acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie, for a total cash purchase price, including transaction costs, of $79.1 million, net of cash acquired of $1.8 million. Lone Star Park at Grand Prairie operates Thoroughbred and American Quarter Horse race meets at its racetrack located near Dallas, Texas.

The Maryland Jockey Club

On November 27, 2002, the Company completed the acquisition of a controlling interest in the Pimlico Race Course and Laurel Park, which are operated under the trade name "The Maryland Jockey Club ("MJC")", for a total purchase price, including transaction costs, of $84.9 million, net of cash acquired of $5.3 million. The total purchase price was satisfied by cash payments of $66.6 million and the obligation to pay $18.3 million, which bears interest at the six month London Inter-bank Offered Rate ("LIBOR"), upon the exercise of either the put or call option described below. Under the terms of the agreements, the Company acquired a 51% equity and voting interest in The Maryland Jockey Club of Baltimore City, Inc., the owner of Pimlico Race Course, a 51% voting interest and a 58% equity interest on a fully diluted basis in Laurel Racing Assoc., Inc., the general partner and manager of Laurel Racing Association Limited Partnership ("LRALP"), the owner of Laurel Park, and the entire limited partnership interest in LRALP. The Company also purchased options from the De Francis family to buy their remaining voting and equity interests in MJC, which represent all of the minority interests, at any time during the period starting 48 months and ending 60 months after the closing of the transaction. The Company has also granted the De Francis family the option to sell such interests to the Company at any time during the first five years after the closing. In consideration for these options, the Company paid $18.4 million on closing and an additional $18.3 million, plus interest at the six month LIBOR, will be paid on exercise of the options. The put and call options are viewed, for accounting purposes, on a combined basis with the minority interest and accounted for as a financing of the Company's purchase of such minority interest. Accordingly, the Company has consolidated 100% of the operations of MJC from the date of acquisition. Pimlico Race Course, the home of the Preakness Stakes®, the middle jewel in thoroughbred racing's Triple Crown, and Laurel Park, are located in the Baltimore, Maryland area.

The purchase price of these acquisitions has been allocated to the assets and liabilities acquired as follows:

	Lone Star Park at Grand Prairie	The Maryland Jockey Club	Other	Total
Non-cash working capital deficit	$ (4,087)	$(12,159)	$(384)	$ (16,630)
Real estate properties and fixed assets	64,010	70,458	393	134,861
Other assets	34,797	96,832	585	132,214
Debt due within one year	(62)	(1,041)	–	(1,103)
Long-term debt	(15,563)	(25,489)	–	(41,052)
Future taxes	–	(43,674)	–	(43,674)
Net assets acquired and total purchase price, net of cash acquired	$79,095	$ 84,927	$ 594	$164,616
The purchase consideration for these acquisitions is as follows:				
Cash	$79,095	$ 66,615	$ 594	$146,304
Issuance of long-term debt (note 11)	–	18,312	–	18,312
	$79,095	$ 84,927	$ 594	$164,616

The purchase price and related allocations for these acquisitions are preliminary. Adjustments to the purchase price and related preliminary allocations may occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair values made at the date of purchase.

Flamboro Downs

On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located in Hamilton, Ontario, 45 miles west of Toronto, were acquired by Ontario Racing Inc. ("ORI"). Flamboro Downs also houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation ("OLGC"). ORI is a former subsidiary of the Company that is presently owned by an employee of the Company. Five business days after the Company receives all necessary regulatory approvals for the acquisition of Flamboro Downs, the shares of ORI will be transferred to the Company. The results of operations of ORI, which owns Flamboro Downs, have been accounted for under the equity method pending receipt of the approvals, which are expected to be received in the spring of 2003.

The purchase price, net of cash, was approximately $55.9 million, consisting of a cash payment of $23.1 million on closing, with the remainder satisfied by ongoing payments under secured notes of approximately $32.8 million. In addition, the purchase and sale agreement stipulates that the purchase price may be increased by a maximum of $3.5 million (Cdn. $5.5 million), plus accrued interest, in the event that Flamboro Downs' agreement with the OLGC, with respect to the slot facility, is extended. The Company has provided the funding for the acquisition cost by way of a revolving secured loan facility to ORI and has guaranteed the secured notes.

As of December 31, 2002, the Company has advanced $23.1 million to ORI, representing acquisition costs, which is recorded in other assets.

[b] Acquisitions in the year ended December 31, 2001

MEC Pennsylvania

On April 5, 2001, the Company completed the acquisition of Ladbroke Racing Pennsylvania, Inc. and Sport Broadcasting, Inc. (collectively the "Ladbroke Companies" or "MEC Pennsylvania") for a total purchase price, including transaction costs, of $46.6 million, net of cash acquired of $7.0 million. The total purchase price was satisfied by cash payments of $20.1 million, the issuance of two promissory notes totaling $13.25 million which bear interest at 6% per annum, with the first note in the amount of $6,625,000 maturing on the first anniversary of the closing date and the second note in the amount of $6,625,000 maturing on the second anniversary of the closing date and by the issuance of 3,178,297 shares of Class A Subordinate Voting Stock. The Ladbroke Companies include account wagering operations, The Meadows harness racetrack and four off-track betting facilities located around the Pittsburgh, Pennsylvania area.

Multnomah Greyhound Park

On October 26, 2001, the Company acquired all the outstanding capital stock of MKC Acquisition Co., operating as Multnomah Greyhound Park, for a total purchase price, including transaction costs, of $5.9 million, net of cash acquired of $0.3 million. Of the total purchase price, $3.9 million was paid in cash and the balance of $2.0 million through the issuance of 330,962 shares of Class A Subordinate Voting Stock. Multnomah Greyhound Park is located in Portland, Oregon and operates a greyhound dog racing and pari-mutuel horse wagering business.

The purchase price of these acquisitions has been allocated to the assets and liabilities acquired as follows:

	MEC Pennsylvania	Multnomah Greyhound Park	Total
Non-cash working capital deficit	$ (6,514)	$ (292)	$ (6,806)
Real estate properties and fixed assets	19,947	292	20,239
Other assets	60,587	5,910	66,497
Future taxes	(27,448)	(31)	(27,479)
Net assets acquired and total purchase price, net of cash acquired	$46,572	$5,879	$52,451
The purchase consideration for these acquisitions is as follows:			
Cash	$20,072	$3,879	$23,951
Issuance of two promissory notes	13,250	–	13,250
Issuance of Class A Subordinate Voting Stock	13,250	2,000	15,250
	$46,572	$5,879	$52,451

[c] Acquisitions in the year ended December 31, 2000

Great Lakes Downs

On February 29, 2000, the Company completed the acquisition of Great Lakes Downs, Inc. ("Great Lakes Downs") for a total purchase price, including transaction costs, of $1.8 million, net of cash acquired of $0.08 million. The total purchase price of $1.8 million was satisfied by the issuance of 267,416 shares of Class A Subordinate Voting Stock. Great Lakes Downs, Inc. owns and operates the Great Lakes Downs racetrack, which is located on approximately 85 acres of land in the city of Muskegon, Michigan.

Bay Meadows

On November 17, 2000, the Company completed the acquisition of Bay Meadows Operating Co., LLC and Bay Meadows Catering (collectively "Bay Meadows") for a total cash purchase price, including transaction costs, of $24.1 million, net of cash acquired of $0.09 million. Bay Meadows Operating Co., LLC operates the Bay Meadows racetrack, which is located in the city of San Mateo, California.

The purchase price of these acquisitions has been allocated to the assets and liabilities acquired as follows:

	Great Lakes Downs	Bay Meadows	Total
Non-cash working capital (deficit)	$(3,370)	$ 701	$(2,669)
Real estate properties	7,688	–	7,688
Fixed assets	2,399	1,587	3,986
Other assets	1,340	21,829	23,169
Debt due within one year	(447)	–	(447)
Long-term debt	(5,840)	–	(5,840)
Net assets acquired and total purchase price, net of cash acquired	$ 1,770	$24,117	$25,887
The purchase consideration for these acquisitions is as follows:			
Cash	$ –	$24,117	$24,117
Issuance of Class A Subordinate Voting Stock	1,770	–	1,770
	$ 1,770	$24,117	$25,887

[d] Pro-forma Impact

If the acquisitions completed during the years ended December 31, 2002 and 2001 had occurred on January 1, 2001, the Company's unaudited pro-forma revenue would have been $708.3 million and $726.3 million for the years ended December 31, 2002 and 2001, respectively, unaudited pro-forma net income (loss) would have been $(12.9) million and $13.9 million for the years ended December 31, 2002 and 2001, respectively, and unaudited pro-forma basic and diluted earnings (loss) per share would have been $(0.12) and $0.16 for the years ended December 31, 2002 and 2001, respectively.

4. WRITE-DOWN OF LONG-LIVED AND INTANGIBLE ASSETS

Pursuant to SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", and SFAS 142, "Goodwill and Other Intangible Assets", the Company's long-lived assets and racing licenses were tested for impairment after completion of the Company's annual business planning process. As a result of declining attendance and related revenues at Remington Park and Great Lakes Downs, operating profits and cash flows were lower than expected in 2002. Based on these results, the earnings forecasts for these two racetracks were revised.

The fair value of the racetracks was determined using the discounted cash flow method, including a probability-weighted approach in considering the likelihood of possible outcomes. It also includes the estimated future cash flows associated with the racing licenses and long-lived assets directly associated with, and expected to arise as a direct result of, the use and disposition of those assets. The fair value determined was then compared to the carrying value of the racing licenses and long-lived assets in order to determine the amount of the impairment. The long-lived assets consist of fixed assets and real estate properties.

As a result of the assets' carrying value exceeding their fair value at Remington Park and Great Lakes Downs, the Company recognized an impairment in value of $14.7 million related to its long-lived assets, which has been allocated to the fixed assets and real estate properties on a pro-rata basis using the relative carrying values of the assets, and an impairment in value of racing licenses of $2.8 million in 2002.

5. WRITE-DOWN OF EXCESS REAL ESTATE

In November 2002, the Company entered into an agreement with the East Bay Regional Park District, a California Special District, to sell approximately 16 acres of excess real estate located at Golden Gate Fields in Berkeley, California. The value of the consideration to be received by the Company for the real estate, excluding certain tax benefits of $1.4 million, is $8.5 million. The carrying value of the property, prior to entering into the agreement, was $14.3 million which was based on an allocation of the purchase price for the Golden Gate Fields acquisition in 1999. The transaction is expected to close in the third quarter of 2003, subject to certain conditions, including the purchaser completing certain due diligence procedures. In 2002, the Company has recorded a write-down of this real estate which has resulted in a loss before income taxes and a loss after income taxes of $5.8 million and $2.4 million, respectively.

6. REAL ESTATE PROPERTIES

Real estate properties consist of:	December 31, 2002	2001
Revenue-producing racing real estate		
Cost		
Land and improvements	**$207,338**	$169,048
Buildings	**222,661**	155,256
Construction in progress	**55,742**	6,996
	485,741	331,300
Accumulated depreciation		
Buildings	**(19,298)**	(12,650)
Revenue-producing racing real estate, net	**466,443**	318,650
Excess racing real estate	**100,285**	89,455
Development real estate		
Cost		
Land and improvements	**41,008**	40,510
Construction in progress	**30,376**	3,780
Development real estate	**71,384**	44,290
Revenue-producing non-racing real estate		
Cost		
Land and improvements	**29,186**	27,419
Buildings	**45,041**	37,561
	74,227	64,980
Accumulated depreciation		
Buildings	**(5,720)**	(3,974)
Revenue-producing non-racing real estate, net	**68,507**	61,006
Non-core real estate		
Land and improvements	**10,746**	18,863
Buildings	**1,542**	14,190
	12,288	33,053
Accumulated depreciation		
Buildings	**(1,461)**	(4,448)
Non-core real estate, net	**10,827**	28,605
	$717,446	$542,006

The classifications of properties above represent the Company's current intentions with respect to future use (e.g. development or sale).

7. FIXED ASSETS

Fixed assets consist of:	December 31, 2002	2001
Revenue-producing racing fixed assets		
Cost		
Machinery and equipment	$ 43,957	$ 37,008
Furniture and fixtures	11,752	10,785
	55,709	47,793
Accumulated depreciation		
Machinery and equipment	(23,408)	(17,489)
Furniture and fixtures	(3,380)	(1,510)
Revenue-producing racing fixed assets, net	28,921	28,794
Revenue-producing non-racing fixed assets		
Cost		
Machinery and equipment	3,835	2,232
Furniture and fixtures	6,240	4,481
	10,075	6,713
Accumulated depreciation		
Machinery and equipment	(2,054)	(1,009)
Furniture and fixtures	(2,258)	(1,827)
Revenue-producing non-racing fixed assets, net	5,763	3,877
	$ 34,684	$ 32,671

8. OTHER ASSETS

Other assets consist of:	December 31, 2002	2001
Racing licenses		
Balance, beginning of the year	$170,355	$107,859
Adjustment to purchase price allocation for Multnomah Greyhound Park	(3,692)	–
Acquired during the year	130,076	70,492
Write-down of racing licenses (note 4)	(2,753)	–
Amortization	–	(7,996)
Balance, end of year	293,986	170,355
Receivable from Ontario Racing Inc. (note 3)	23,726	–
Investments, long-term receivables and other	10,639	8,574
Goodwill, net	1,354	736
	$329,705	$179,665

9. INCOME TAXES

[a] The provision for income taxes differs from the expense that would be obtained by applying the United States federal statutory rate as a result of the following:

	Years ended December 31, 2002	2001	2000
Expected provision:			
Federal statutory income tax rate (35%)	$(8,046)	$7,985	$ 544
State income tax, net of federal benefit	490	571	84
Tax losses not benefited (utilized)	(1,064)	262	203
Foreign rate differentials	60	546	242
Other	(35)	(15)	39
Income tax provision	$(8,595)	$9,349	$1,112

At December 31, 2002, the Company had United States federal and Austrian income tax loss carry-forwards totaling approximately $17.8 million. Of the $17.8 million in loss carry-forwards at December 31, 2002, $5.8 million have no expiration date and the remainder expire as follows:

Years:	
2008 to 2010	$ 3,100
2012 to 2018	4,800
2020 to 2022	4,100
	$12,000

There are annual limitations on the utilization of the loss carry-forwards subject to expiration.

The Company also has U.S. state income tax loss carry-forwards available.

[b] The details of income (loss) before income taxes by jurisdiction are as follows:

	Years ended December 31,		
	2002	2001	2000
United States	**$(25,811)**	$ (203)	$ (605)
Foreign	**2,821**	23,016	2,158
	$(22,990)	$22,813	$ 1,553

[c] The details of the income tax provision (benefit) are as follows:

	Years ended December 31,		
	2002	2001	2000
Current provision			
United States	**$ 2,578**	$ 1,550	$ -
Foreign	**(1,764)**	717	3,160
	814	2,267	3,160
Future provision			
United States	**(10,893)**	(531)	(323)
Foreign	**1,484**	7,613	(1,725)
	(9,409)	7,082	(2,048)
	$ (8,595)	$ 9,349	$ 1,112

[d] Future income taxes have been provided on temporary differences, which consist of the following:

	Years ended December 31,		
	2002	2001	2000
Tax deferral on sale of real estate	**$ 439**	$10,448	$ -
Amortization of purchase accounting fair value increments, for tax purposes in excess of book (book in excess of tax)	**946**	(2,732)	(2,174)
Tax gain in excess of book gain on disposal of real estate property	**(426)**	(2,382)	(751)
Tax benefit of charitable contribution carry-forward	**(1,236)**	-	-
Tax benefit of loss carry-forwards	**(170)**	(205)	(557)
Utilization of loss carry-forwards	**-**	1,200	1,231
Taxable fee revenue in excess of book	**(1,712)**	-	-
Write-down of assets for book purposes	**(6,123)**	-	-
Increase (reduction) in valuation allowance	**(1,721)**	(8)	203
Other	**594**	761	-
	$ (9,409)	$ 7,082	$(2,048)

[e] Future tax assets and liabilities at December 31, 2002 consist of the following temporary differences:

	December 31, 2002	2001
Assets		
Real estate properties tax value in excess of book value	$ 17,951	$ 12,985
Tax benefit of loss carry-forwards		
Pre-acquisition	4,233	1,995
Post-acquisition	1,939	3,626
Tax benefit of charitable contribution carry-forward	1,236	–
Benefit of various tax credit carry-forwards	2,586	3,517
	27,945	22,123
Valuation allowance		
Valuation allowance against tax basis of loss carry-forwards		
Pre-acquisition	(4,233)	(1,995)
Post-acquisition	(1,359)	(2,960)
Valuation allowance against tax basis of real estate properties in excess of book value	(10,250)	(9,994)
Future tax assets	$ 12,103	$ 7,174
Liabilities		
Real estate properties book basis in excess of tax basis	$ 65,697	$ 52,892
Other assets book basis in excess of tax basis	94,362	56,497
Other	132	12,404
Future tax liabilities	$160,191	$121,793

[f] Income taxes paid in cash were $5.0 million for the year ended December 31, 2002 (for the year ended December 31, 2001 - $6.7 million; for the year ended December 31, 2000 - $3.2 million).

10. BANK INDEBTEDNESS

During the year, the Company entered into a credit agreement with respect to a senior, unsecured revolving credit facility for $100.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. The facility has been guaranteed by certain subsidiaries of the Company which own and operate Golden Gate Fields, Gulfstream Park, MEC Pennsylvania and The Maryland Jockey Club and operate Bay Meadows. As of December 31, 2002, the Company had borrowed $49.5 million and issued letters of credit totalling $20.0 million under the credit facility, such that $30.5 million was unused and available. Under the terms of the agreement, the amount available under the credit facility will be reduced to $50.0 million on April 30, 2003. The credit facility expires on October 10, 2003, unless extended with the consent of both parties.

The loans under the facility bear interest at either the U.S. Base rate or LIBOR plus a margin based on the ratio of debt to earnings before interest, taxes, depreciation and amortization. The weighted average interest rate on the loans outstanding under the credit facility as at December 31, 2002 was 4.0%.

11. DEBT AND COMMITMENTS

[a] The Company's long-term debt consists of the following:

	December 31, 2002	2001
Term loan facility, bearing interest at LIBOR plus 2.2% per annum (3.6% at December 31, 2002, note 15(c)) with a maturity date of November 30, 2004, secured by a deed of trust against Santa Anita Park racetrack and related real estate. At December 31, 2002, the term loan is fully drawn and is repayable in monthly principal amounts of $350 thousand until maturity.	$ 55,650	$59,850
Term loan facilities with the same financial institution, bearing interest at 6.5% per annum until December 1, 2003, with a maturity date of December 1, 2013. On December 1, 2003 and December 1, 2008, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loans are repayable in quarterly principal and interest payments. The loans are secured by deeds of trusts on land, buildings and improvements, and security interests in all other assets of certain entities of The Maryland Jockey Club.	19,632	-
Obligation to pay $18.3 million on exercise of either the put or call option for the remaining minority interest in The Maryland Jockey Club, bearing interest at the 6 month LIBOR (1.4% at December 31, 2002) (note 3).	18,312	-
Capital lease (imputed interest rate of 8.5%) maturing April 1, 2027, secured by buildings and improvements at Lone Star Park at Grand Prairie.	15,522	-
Bank term line of credit denominated in Euros, bearing interest at EURIBOR plus 0.625% per annum (3.4% at December 31, 2002). The term line of credit is repayable in annual installments of $3.0 million (Euros 2.9 million) due in July 2005. The Company has provided two first mortgages on real estate properties as security for this facility.	9,077	7,695
Promissory note bearing interest at 6.0% per annum, payable in two equal installments, of which $6.625 million matured in April 2002, and the second installment matures April 2003.	6,625	13,250
Term loan facility, bearing interest at 7.0% per annum until June 7, 2007, with a maturity date of June 7, 2017. On June 7, 2007 and June 7, 2012, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loan is repayable in quarterly principal and interest payments. The term loan is callable on December 31, 2006 or December 31, 2011. The loan is secured by a deed of trust on land, buildings and improvements, and security interests in all other assets of certain entities of The Maryland Jockey Club.	4,907	-
Unsecured promissory note bearing interest at 6.1% per annum, with a maturity date of September 14, 2005.	2,500	-
Non-interest bearing promissory note repaid in the year.	-	4,599
Other loans to various subsidiaries from various banks, and city governments, including mortgage loans, equipment loans and a term loan, with interest rates ranging from 4.0% to 9.0%.	625	507
	132,850	85,901
Less due within one year	15,049	18,133
	$117,801	$67,768

The Company is in compliance with all of its debt agreements and related financial covenants.

The overall weighted average interest rate on long-term debt at December 31, 2002 was 5.7% (for the year ended December 31, 2001 - 5.9%; for the year ended December 31, 2000 - 8.1%).

[b] Future principal repayments on long-term debt at December 31, 2002 are as follows:

2003	$ 15,049
2004	55,788
2005	6,896
2006	19,787
2007	1,636
Thereafter	33,694
	$132,850

[c] Included within the above schedule of future principal repayments of long-term debt (note 11(b)) is an obligation under a capital lease. Future minimum lease payments under the capital lease in effect at December 31, 2002 are as follows:

2003	$ 1,320
2004	1,320
2005	1,320
2006	1,320
2007	1,452
Thereafter	32,868
Total payments	39,600
Less: capital lease minimum payments representing interest	24,078
Present value of lease payments	$ 15,522

[d] At December 31, 2002, the Company has additional unused and available operating lines of credit totalling $20.0 million, which are secured by a guarantee, a pledge of stock of a subsidiary, and by assets of certain subsidiaries.

[e] Interest expense and interest income include:

	Years ended December 31,		
	2002	2001	2000
Interest cost, gross	**$7,099**	$6,930	$3,263
Less: Interest capitalized	**2,726**	1,657	–
Interest expense	**4,373**	5,273	3,263
Interest income	**(3,664)**	(2,591)	(3,048)
Interest expense, net	**$ 709**	$2,682	$ 215

Interest capitalized relates to real estate properties under development.

Interest paid in cash for the year ended December 31, 2002 was $6.7 million (for the year ended December 31, 2001 - $7.4 million; for the year ended December 31, 2000 - $2.5 million).

12. CONVERTIBLE SUBORDINATED NOTES

On December 2, 2002, the Company issued $75.0 million of 7.25% convertible subordinated notes which mature on December 15, 2009. The unsecured notes are convertible at any time at the option of the holders into shares of Class A Subordinate Voting Stock at a conversion price of $8.50 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable in whole or in part, at the Company's option, on or after December 21, 2005, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after December 21, 2005 and before December 15, 2007, the closing price of the Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2002, all the notes remained outstanding.

The Company incurred issue expenses of $2.8 million, which have been recorded as a reduction of the outstanding notes balance. The notes balance will be accreted to its face value over the term to maturity.

13. CAPITAL STOCK

[a] The Company's authorized, issued and outstanding capital stock is as follows:

Class A Subordinate Voting Stock with a par value of $0.01 per share [authorized – 310,000,000] have the following attributes:

[i] Each share is entitled to one vote per share at all meetings of stockholders.

[ii] Each share shall participate equally as to dividends with each share of Class B Stock and each Exchangeable Share.

Class B Stock with a par value of $0.01 per share [authorized – 90,000,000] have the following attributes:

[i] Each share is entitled to 20 votes per share at all meetings of stockholders.

[ii] Each share shall participate equally as to dividends with each share of Class A Subordinate Voting Stock and each Exchangeable Share.

[iii] Each share may be converted at any time into a fully-paid share of Class A Subordinate Voting Stock.

Exchangeable Shares, which were called for redemption on December 30, 2002, had the following attributes:

[i] Each share was entitled, by the holder thereof instructing Magna International Inc. ("Magna") to exercise one vote attached to a share of the Company's Class A Subordinate Voting Stock or Class B Stock held by Magna, to one vote per share at all meetings of stockholders of the Company, but were non-voting with respect to MEC Holdings (Canada) Inc.

[ii] Each share would have participated equally as to dividends with each share of Class A Subordinate Voting Stock and Class B Stock.

[iii] Each share was convertible at any time into a fully-paid share of Class A Subordinate Voting Stock.

In the event that the Class A Subordinate Voting Stock or Class B Stock are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

[b] Changes in the Class A Subordinate Voting Stock, Class B Stock and Exchangeable Shares for the years ended December 31, 2002, 2001 and 2000 are shown in the following table (number of shares in the following table are expressed in whole numbers and have not been rounded to the nearest thousand):

	Class A Subordinate Voting Stock		Exchangeable Shares		Class B Stock	
	Number of shares	Stated value	Number of shares	Stated value	Number of shares	Stated value
Issued and outstanding at December 31,1999	1,662,890	$ 11,500	14,823,187	$110,000	63,712,141	$ 429,455
Conversion of Class B Stock to Class A Subordinate Voting Stock	5,246,085	35,361	–	–	(5,246,085)	(35,361)
Issued on acquisition of subsidiary	267,416	1,846	–	–	–	–
Conversion of Exchangeable Shares to Class A Subordinate Voting Stock	7,015,756	52,063	(7,015,756)	(52,063)	–	–
Issued and outstanding at December 31, 2000	14,192,147	100,770	7,807,431	57,937	58,466,056	394,094
Conversion of Exchangeable Shares to Class A Subordinate Voting Stock	5,544,059	41,137	(5,544,059)	(41,137)	–	–
Issued on acquisition of subsidiaries	3,509,259	15,250	–	–	–	–
Issued under the Long-term Incentive Plan	78,094	476	–	–	–	–
Issued and outstanding at December 31, 2001	23,323,559	157,633	2,263,372	16,800	58,466,056	394,094
Issued on completion of public offering (i)	23,000,000	142,084	–	–	–	–
Conversion of Exchangeable Shares to Class A Subordinate Voting Stock (ii)	2,263,372	16,800	(2,263,372)	(16,800)	–	–
Issued on exercise of Stock Options	18,000	87	–	–	–	–
Issued under the Long-term Incentive Plan	42,900	251	–	–	–	–
Issued and outstanding at December 31, 2002	**48,647,831**	**$316,855**	**–**	**$ –**	**58,466,056**	**$394,094**

(i) On April 10, 2002, the Company completed a public offering of 23 million shares of its Class A Subordinate Voting Stock, at a price to the public of $6.65 per share, or Cdn. $10.60 per share in Canada. Expenses of the issue of approximately $10.9 million have been netted against the cash proceeds.

(ii) On December 30, 2002, MEC Holdings (Canada) Inc. called for redemption, all remaining outstanding Exchangeable Shares not held by the Company. The redemption call purchase price was satisfied in full upon delivery by the Company to each holder of outstanding Exchangeable Shares of one share of the Company's Class A Subordinate Voting Stock for each Exchangeable Share held.

[c] Basic earnings per share of Class A Subordinate Voting Stock, Exchangeable Shares or Class B Stock for the year ended December 31, 2002 has been calculated using 100,674,267 shares. The amount has been calculated using the weighted average number of shares outstanding during the year. As a result of the net loss for the year ended December 31, 2002, there is no dilutive effect of the stock options and convertible subordinated notes.

Basic and diluted earnings per share of Class A Subordinate Voting Stock, Exchangeable Shares or Class B Stock for the year ended December 31, 2001 have been calculated using 82,930,007 and 83,241,974 shares, respectively. Both amounts have been calculated using the weighted average number of shares outstanding during the year. Diluted earnings per share include the dilutive effect of options to purchase 311,967 shares.

Basic and diluted earnings per share of Class A Subordinate Voting Stock, Exchangeable Shares or Class B Stock for the year ended December 31, 2000 have been calculated using 80,421,795 and 80,424,138 shares, respectively. Both amounts have been calculated using the weighted average number of shares outstanding during the year. Diluted earnings per share include the dilutive effect of options to purchase 2,343 shares.

The following is a summary of the elements used in calculating basic and diluted earnings per share:

	Years ended December 31,		
	2002	2001	2000
Net income (loss)	**$(14,395)**	$13,464	$ 441
Weighted average shares outstanding	**100,674**	82,930	80,422
Net effect of dilutive instruments	**-**	312	2
Diluted weighted average shares outstanding	**100,674**	83,242	80,424
Earnings (loss) per Share:			
Basic	**$ (0.14)**	$ 0.16	$ 0.01
Diluted	**$ (0.14)**	$ 0.16	$ 0.01

14. CURRENCY TRANSLATION ADJUSTMENT

Unrealized translation adjustments arise on the translation to U.S. dollars of assets and liabilities of the Company's self-sustaining foreign operations. During the year ended December 31, 2002, the Company incurred unrealized currency translation gains of $16.3 million, primarily from the strengthening of the Euro against the U.S. dollar (an unrealized loss of $9.1 million for the year ended December 31, 2001; an unrealized loss of $8.9 million for the year ended December 31, 2000).

15. FINANCIAL INSTRUMENTS

[a] Fair Value

The methods and assumptions used to estimate the fair value of financial instruments are described below. Management has estimated the fair value of its financial instruments using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop estimates of fair value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable, customer deposits and accrued liabilities

Due to the short period to maturity of these instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

Long-term Debt and Convertible Subordinated Notes

The fair value of the Company's long-term debt and convertible subordinated notes, based on current rates for debt with similar terms and maturities, is not materially different from its carrying value.

[b] Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in entities with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

The Company, in the normal course of business, settles wagers for other racetracks and is thereby exposed to credit risk. However, these receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of accounts.

[c] Interest Rate Risk

The Company utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt.

During the year ended December 31, 2002, the Company entered into an interest rate swap contract with a major financial institution. Under the terms of the contract, the Company receives a LIBOR based variable interest rate and pays a fixed rate of 6.0% on a notional amount of $55.7 million as at December 31, 2002, reduced by monthly amounts of $350 thousand until maturity. The maturity date of the contract is November 30, 2004.

Financial Accounting Standards Board Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all of their derivative instruments at fair value. Gains or losses related to changes in fair value of derivative instruments designated as cash flow hedges are recorded in accumulated comprehensive income if certain hedge criteria are met, and recognized in the statement of operations along with the related results of the hedged item. The statement requires that the Company formally document, designate and assess the effectiveness of such transactions in order to qualify for such hedge accounting treatment.

The Company has designated its interest rate swap contract as a cash flow hedge of anticipated interest payments under its variable rate debt agreement. Accordingly, gains and losses on the swap that are recorded in accumulated comprehensive income will be recorded in net income as net interest expense in the periods in which the related variable interest is paid.

The Company's interest rate swap is a payable of approximately $2.2 million at December 31, 2002, using current interest rates.

The Company expects to reclassify approximately $1.3 million before income taxes, or $0.8 million after income taxes, of the amount included in accumulated comprehensive income as of December 31, 2002, into net interest expense over the next twelve months.

Otherwise, the Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

16. SEGMENT INFORMATION

Operating Segments

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company has two operating segments: racing and real estate and other operations. The racing segment includes the operation or management of twelve thoroughbred racetracks, one standardbred racetrack, one greyhound track and three thoroughbred training centers. In addition, the racing segment includes off-track betting ("OTB") facilities and a national account wagering business. The real estate segment includes the operation of two golf courses and related recreational facilities, residential housing developments adjacent to our golf courses and other real estate holdings.

The accounting policies of each segment are the same as those described in note 1 to these consolidated financial statements. The following summary presents key information by operating segment.

Year ended December 31, 2002

	Racing Operations	Real Estate and Other Operations	Total
Revenues	$ 522,621	$ 26,600	$ 549,221
Loss before income taxes	(22,903)	(87)	(22,990)
Income (loss) before income taxes and write-downs	413	(87)	326
Real estate properties and fixed asset additions	96,746	10,419	107,165
Real estate properties, fixed and other assets, net	980,720	101,115	1,081,835
Current assets			162,867
Future tax assets			12,103
Total assets			$1,256,805

Year ended December 31, 2001

	Racing Operations	Real Estate and Other Operations	Total
Revenues	$ 459,411	$ 59,650	$ 519,061
Income before income taxes	1,308	21,505	22,813
Real estate properties and fixed asset additions	24,343	14,519	38,862
Real estate properties, fixed and other assets, net	611,798	142,544	754,342
Current assets			96,257
Future tax assets			7,174
Total assets			$ 857,773

Year ended December 31, 2000

	Racing Operations	Real Estate and Other Operations	Total
Revenues	$ 355,249	$ 58,314	$ 413,563
Income (loss) before income taxes	(3,863)	5,416	1,553
Real estate properties and fixed asset additions	46,128	7,900	54,028
Real estate properties, fixed and other assets, net	522,096	163,730	685,826
Current assets			86,820
Future tax assets			8,393
Total assets			$ 781,039

Geographic Segments

Revenues by geographic segment of the Company are as follows:

	Years ended December 31, 2002	2001	2000
United States	$ 530,544	$463,958	$362,749
Canada	7,718	3,393	24,545
Europe	10,959	51,710	26,269
	$ 549,221	$519,061	$413,563

Real estate properties, fixed and other assets, net of accumulated depreciation and amortization, by geographic segment are as follows:

	Years ended December 31, 2002	2001	2000
United States	$ 914,834	$629,029	$539,047
Canada	77,090	59,201	58,967
Europe	89,911	66,112	87,812
	$1,081,835	$754,342	$685,826

17. TRANSACTIONS WITH RELATED PARTIES

[a] During the year ended December 31, 2002, the Company sold certain non-core real estate properties located in Canada, the United States and Europe to affiliates of Magna, an entity holding a controlling interest in the Company, for total proceeds of $42.4 million, for use in their automotive business. The gain on the sale of the properties of approximately $10.0 million, net of tax, is reported as a contribution to equity.

During the year ended December 31, 2001, the Company sold certain non-core real estate properties located in Milton, Ontario to Magna, for use in their automotive business, for total proceeds of approximately $12.4 million. The gain on the sale of the properties of approximately $6.0 million, net of tax, is reported as a contribution to equity.

During the year ended December 31, 2000, the Company sold approximately 24.5 acres of land located in Vaughan, Ontario to Magna, for use in their automotive business, for total proceeds of approximately $5.8 million. The gain on the sale of the property of approximately $1.4 million, net of tax, is reported as a contribution to equity.

[b] During the year ended December 31, 2001, the Company entered into an access agreement with Magna for its use of the golf course and the clubhouse meeting, dining and other facilities in Aurora, Ontario. The agreement, which expires on December 31, 2003, unless renewed by mutual agreement of the parties, stipulates an annual fee of $3.2 million (Cdn $5.0 million). During the years ended December 31, 2002 and 2001, $2.6 million and $2.7 million, respectively, have been recognized in real estate revenue related to this agreement.

[c] Properties under and held for development includes $5.8 million which represents the book value of the remaining Aurora lands transferred to the Company by Magna under a conditional sale agreement. The conditional sale agreement is subject to the successful severance of the affected properties. If severance is not obtained within a specified period such that Magna retains ownership of the Aurora lands, Magna must return $5.8 million to the Company with interest. Prior to completion of the conditional sale, the property is being leased by the Company from Magna for a nominal amount.

[d] During the year ended December 31, 2000, the Company completed the purchase from a company associated with members of the family of Mr. F. Stronach, the Chairman of the Board and a Director of the Company and the Chairman of the Board of Magna, including one family member who was an officer and director of the Company at the time, approximately 200 acres of land and improvements in Aurora, Ontario for a purchase price of approximately $11.0 million. This land is adjacent to land currently owned by Magna and other land subject to a conditional sale agreement between Magna and the Company. The purchase agreement for the land was originally entered into by Magna during the five-month period ended December 31, 1998, following review and approval by

the unrelated members of the Magna Board of Directors. The purchase was completed in October 2000 after the satisfaction of certain conditions, including the registration of a Plan of Subdivision following the approval of the relevant government authorities. The rights to acquire this land and improvements, as well as golf course construction in progress funded by Magna, were transferred to the Company as part of the Reorganization.

During the year ended December 31, 2000, the Company sold to a company associated with members of the family of Mr. F. Stronach, including one family member who was an officer and director of the Company at the time, approximately three acres of land in Aurora, Ontario for a sale price of approximately $0.2 million.

[e] The Company had granted a limited term option to Magna to reacquire a real estate property for a fixed price equal to its book value of 50 million Austrian Schillings ($2.3 million). This option was exercised during 2000.

[f] Effective March 1, 1999, the Company began charging Magna an access fee for its use of the golf course and related facilities in Oberwaltersdorf, Austria. The agreement, which expires on March 1, 2004, unless renewed by mutual agreement of the parties, stipulates a yearly fee amounting to $2.6 million (Euros 2.5 million). During the years ended December 31, 2002, 2001 and 2000, $2.4 million, $2.2 million and $2.3 million, respectively, have been recognized in real estate revenue related to this fee.

The Company has granted Magna a right of first refusal to purchase the Company's two golf courses.

[g] One of the Company's subsidiaries has been named as a defendant in a class action brought in a United States District Court by various plaintiffs. The plaintiffs in this action claim unspecified compensatory and punitive damages, for restitution and disgorgement of profits, all in relation to forced labor performed by the plaintiffs for such subsidiary and certain other Austrian and German corporate defendants at their facilities in Europe during World War II and certain property right claims. As a result of the Reorganization, the Company acquired the shares of such subsidiary. Under Austrian law, such subsidiary would be jointly and severally liable for the damages awarded in respect of these class action claims. An Austrian subsidiary of Magna has agreed to indemnify such subsidiary for any damages or expenses associated with this case.

[h] A subsidiary of Magna has agreed to indemnify the Company in respect of environmental remediation costs and expenses relating to existing conditions at certain of the Company's Austrian real estate properties.

18. COMMITMENTS AND CONTINGENCIES

[a] The Company generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions and changes in tax laws and gaming laws.

[b] In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

[c] The Company also has letters of credit issued with a financial institution of $3.6 million to guarantee various construction projects related to activity of the Company. These letters of credit are secured by cash deposits of the Company.

[d] The Company has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As of December 31, 2002, these indemnities amounted to $7.4 million with expiration dates through 2003.

[e] At December 31, 2002, the Company had commitments under operating leases requiring minimum annual rental payments for the years ending December 31 as follows:

2003	$ 3,859
2004	3,054
2005	2,192
2006	1,256
2007	438
	$10,799

For the year ended December 31, 2002, payments under these operating leases amounted to approximately $3.8 million (for the year ended December 31, 2001 - $3.6 million; for the year ended December 31, 2000 - $3.0 million). The Company also rents or leases certain totalisator equipment and services, for which the annual payments are contingent upon handle, live race days and other factors. The Company's rent expense relating to the totalisator equipment and services was $4.7 million for the year ended December 31, 2002 (for the year ended December 31, 2001 – $4.1 million; for the year ended December 31, 2000 – $2.5 million).

The Company occupies land for the Remington Park racing facility under an operating lease that extends through 2013. The lease also contains options to renew for five 10-year periods after the initial term. Under the lease agreement, the Company made an initial payment of $4.0 million that is being amortized over the initial lease term. In addition to the initial payment, the Company is obligated to pay additional rent based on minimum annual rental payments ranging from $111 thousand to $133 thousand and one-half of one percent of the wagers made at the track in excess of $187 million during the racing season. The percentage rent was not applicable for the year ended December 31, 2002.

The Bay Meadows lease expires on December 31, 2003, subject to a further one year extension at the landlord's option.

[f] In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly-owned subsidiary of the Company, has agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, $5.0 million by December 31, 2003, and $5.0 million by June 30, 2004 on capital expenditures and renovations at Pimlico Race Course, Laurel Park, Bowie Training Center and related facilities and operations.

[g] Contractual commitments outstanding at December 31, 2002, which related to construction and development projects, amounted to approximately $17.5 million.

[h] Completion of the acquisition of Flamboro Downs is subject to the receipt of regulatory approvals. The secured notes of $32.8 million, assumed by ORI on its acquisition of Flamboro Downs, have been guaranteed by the Company. In addition, the purchase and sale agreement stipulates that the purchase price may be increased by a maximum of $3.5 million (Cdn. $5.5 million), plus accrued interest, in the event that Flamboro Downs' agreement with the OLGC, with respect to the slot facility, is extended.

[i] Although the Company is considering a major redevelopment of its Gulfstream Park racetrack in Florida (the "Gulfstream Park Redevelopment"), it has deferred a decision on the project at the present time. Should it proceed as currently contemplated, the Gulfstream Park Redevelopment would include a simulcast pavilion, a sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Park Redevelopment would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand and turf club. The aggregate carrying value at December 31, 2002 of the assets that would be demolished if the Gulfstream Park Redevelopment is completed is approximately $22.2 million. If the Company decides to proceed with the Gulfstream Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary.

19. OTHER LONG-TERM LIABILITIES

Other long-term liabilities is comprised as follows:

	December 31, 2002	2001
Deferred initiation fees and other revenue	$5,871	$2,494
Fair value of interest rate swap (note 15(c))	2,177	–
Pension liability	357	82
	$8,405	$2,576

Employee Defined Benefit Plans

The Company's Santa Anita Park racetrack has a pension plan that consists of a non-contributory defined benefit retirement plan for year-round employees who are at least 21 years of age, have one or more years of service, and are not covered by collective bargaining agreements. Plan assets consist of a group of annuity contracts with a life insurance company. Plan benefits are based primarily on years of service and qualifying compensation during the final years of employment. Funding requirements comply with federal requirements that are imposed by law.

The net periodic pension cost of the Company for the years ended December 31, 2002, 2001 and 2000 included the following components:

	Years ended December 31, 2002	2001	2000
Components of net periodic pension cost:			
Service cost	$ 489	$ 361	$ 196
Interest cost on projected benefit obligation	679	556	588
Actual (return) loss on plan assets	64	(262)	(922)
Net amortization and deferral	(587)	(331)	348
Net periodic pension cost	$ 645	$ 324	$ 210

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plan:

	Years ended December 31, 2002	2001	2000
Change in benefit obligation:			
Benefit obligation at beginning of year	$10,790	$9,198	$8,669
Service cost	489	361	196
Interest cost	679	556	588
Benefits paid	(543)	(582)	(537)
Actuarial losses	822	1,257	282
Benefit obligation at end of year	12,237	10,790	9,198
Change in plan assets:			
Fair value of plan assets at beginning of year	9,298	9,142	8,287
Actual return (loss) on plan assets	(64)	262	922
Company contributions	371	476	470
Benefits paid	(543)	(582)	(537)
Fair value of plan assets at end of year	9,062	9,298	9,142
Funded status of plan (underfunded)	(3,175)	(1,492)	(56)
Unrecognized net (gain) loss	2,818	1,410	(178)
Net pension liability	$ (357)	$ (82)	$ (234)

Assumptions used in determining the funded status of the retirement income plan are as follows:

	Years ended December 31,		
	2002	2001	2000
Weighted average discount rate	**6.0%**	6.25%	7.0%
Weighted average rate of increase in compensation levels	**5.0%**	5.0%	5.0%
Expected long-term rate of return	**6.0%**	7.5%	8.0%

The measurement date and related assumptions for the funded status of the Company's retirement income plan are as of the end of the year.

The Company also participates in several multi-employer benefit plans on behalf of its employees who are union members. Company contributions to these plans were $3.9 million, $3.9 million and $3.8 million, respectively, for the years ended December 31, 2002, 2001 and 2000. The data available from administrators of the multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which Company employees participate.

The Company offers various 401(k) plans (the "Plans") to provide retirement benefits for employees. All employees who meet certain eligibility requirements are able to participate in the Plans. Discretionary matching contributions are determined each year by the Company. The Company contributed to the Plans $0.4 million in the year ended December 31, 2002, $0.4 million in the year ended December 31, 2001 and approximately $0.3 million in the year ended December 31, 2000.

Long-term Incentive Plan

The Company has a Long-term Incentive Plan (the "Plan") (adopted in 2000) which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.9 million shares are available to be issued under the Plan, of which approximately 6.5 million are available for issuance pursuant to stock options and tandem stock appreciation rights and approximately 1.4 million are available for issuance pursuant to any other type of award under the Plan.

The Company grants stock options to certain directors, officers, key employees and consultants to purchase shares of the Company's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of the Company at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreements entered into by the Company with each recipient of options.

Information with respect to shares under option is as follows:

	Shares Subject to Option		Weighted Average Exercise Price	
	2002	2001	**2002**	2001
Balance, Beginning of Year	**4,453,333**	3,821,666	**$5.99**	$6.31
Granted	**947,500**	1,250,000	**7.00**	5.17
Exercised	**(18,000)**	(15,000)	**4.88**	4.90
Forfeited	**(21,000)**	(603,333)	**5.37**	6.33
Balance, End of Year	**5,361,833**	4,453,333	**$6.18**	$5.99

Information regarding stock options outstanding is as follows:

	Options Outstanding		Options Exercisable	
	2002	2001	**2002**	2001
Number	**5,361,833**	4,453,333	**3,905,623**	2,475,571
Weighted average exercise price	**$6.18**	$5.99	**$6.18**	$6.20
Weighted average remaining contractual life (years)	**7.1**	7.6	**6.6**	7.1

Pro-forma information regarding net income and earnings per share is required by SFAS 123, "Accounting and Disclosure of Stock-Based Compensation", and has been determined as if the Company had accounted for its stock options under the fair value method under SFAS 123. The average fair values of the stock option grants in 2002 were $3.41 (for the year ended December 31, 2001 - $2.90; for the year ended December 31, 2000 - $1.07). The fair value of stock option grants in 2002 was estimated at the date of grant using the following assumptions:

	Years ended December 31,		
	2002	2001	2000
Risk free interest rates	**3.0%**	4.5%	5% to 5.5%
Dividend yields	**0.77%**	0%	0%
Volatility factors of expected market price of Class A Subordinate Voting Stock	**0.549**	0.542	0.001
Weighted average expected life (years)	**4.07**	4.28	4.14

The Black – Scholes option valuation model was developed for use in estimating the fair value of traded options that require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The Company's SFAS 123 pro-forma net income (loss), and the related per share amounts are as follows:

	Years ended December 31,		
	2002	2001	2000
Net income (loss), as reported	**$(14,395)**	$13,464	$ 441
Pro-forma stock compensation expenses determined under the fair value method, net of tax	**(3,009)**	(2,815)	(213)
Pro-forma net income (loss)	**$(17,404)**	$10,649	$ 228
Earnings (loss) per share			
Basic - as reported	**$ (0.14)**	$ 0.16	$ 0.01
Basic - pro-forma	**$ (0.17)**	$ 0.13	$ 0.00
Diluted - as reported	**$ (0.14)**	$ 0.16	$ 0.01
Diluted - pro-forma	**$ (0.17)**	$ 0.13	$ 0.00

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

20. CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's accounting policies, as reflected in these consolidated financial statements, do not materially differ from Canadian generally accepted accounting principles ("Canadian GAAP") except for:

a) Under Canadian GAAP, the Company's convertible subordinated notes would be recorded in part as debt and in part as shareholders' equity, rather than entirely as debt as considered under U.S. GAAP.

   Under Canadian GAAP, the convertible subordinate notes liability would decrease by $4.8 million, and other paid in capital, included in shareholders' equity, would increase by $7.6 million. In addition, the issue costs related to the notes of $2.8 million would be recorded in other assets and not netted within the liability amount.

b) Under Canadian GAAP, sale of land to a related party that owns less than 80% of the vendor's share capital, where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to equity as considered under U.S. GAAP.

c) Under Canadian GAAP there is no requirement to disclose comprehensive income (loss).

The following table presents net income (loss) and earnings per share information following Canadian GAAP:

	Years ended December 31,		
	2002	2001	2000
Net income (loss) under U.S. GAAP	**$(14,395)**	$13,464	$ 441
Adjustments [net of related tax effects]			
Interest expense on convertible subordinated notes resulting from amortization of discount on initial recognition of liability component (a)	**(66)**	-	-
Net gain on sale of real estate to a related party (b) (note 17)	**9,992**	5,938	1,352
Net income (loss) under Canadian GAAP	**$ (4,469)**	$19,402	$1,793
Earnings (loss) per share:			
Basic	**$ (0.04)**	$ 0.23	$ 0.02
Diluted	**$ (0.04)**	$ 0.23	$ 0.02

Quarterly Information

(U.S. dollars in thousands, except per share figures)
(unaudited)

For the year ended December 31, 2002	March 31	June 30	September 30	December 31	Total
Revenue	$248,799	$128,168	$65,433	$106,821	$549,221
Earnings (loss) before interest, income taxes, depreciation and amortization ("EBITDA")	37,046	7,536	(11,220)	(32,809)	553
EBITDA, excluding the sale of non-core real estate and asset write-downs	36,696	5,767	(11,186)	(9,581)	21,696
Net income (loss)	18,615	1,082	(9,742)	(24,350)	(14,395)
Diluted earnings (loss) per share	0.22	0.01	(0.09)	(0.23)	0.14

For the year ended December 31, 2001	March 31	June 30	September 30	December 31	Total
Revenue	$ 244,526	$ 113,192	$ 65,832	$ 95,511	$ 519,061
EBITDA	44,622	11,019	(2,825)	(1,127)	51,689
EBITDA, excluding the sale of non-core real estate	32,564	6,025	(2,862)	(4,467)	31,260
Net income (loss)	22,468	2,237	(6,227)	(5,014)	13,464
Diluted earnings (loss) per share	0.28	0.03	(0.07)	(0.06)	0.16

For the year ended December 31, 2000	March 31	June 30	September 30	December 31	Total
Revenue	$ 186,468	$ 102,344	$ 50,213	$ 74,538	$ 413,563
EBITDA	26,434	9,132	(4,063)	(9,674)	21,829
EBITDA, excluding the sale of non-core real estate	26,434	6,777	(7,759)	(10,597)	14,855
Net income (loss)	11,980	2,752	(5,110)	(9,181)	441
Diluted earnings (loss) per share	0.15	0.03	(0.06)	(0.11)	0.01

(Refer to page 68 of the Annual Report for Reconciliation of Non-GAAP to GAAP Financial Measures)

Reconciliation of Non-GAAP to GAAP Financial Measures

(U.S. dollars in thousands, except per share figures)

(unaudited)

Revenues, Excluding the Sale of Non-Core Real Estate	**2002**	2001	2000	1999
Revenues	**$549,221**	$519,061	$413,563	$186,860
Sale of non-core real estate	**8,891**	40,600	37,630	2,544
Revenues, excluding the sale of non-core real estate	**$540,330**	$478,461	$375,933	$184,316

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")	**2002**	2001	2000	1999
Income (loss) before income taxes	**$ (22,990)**	$ 22,813	$ 1,553	$ 2,773
Interest expense, net	**709**	2,682	215	(920)
Depreciation and amortization	**22,834**	26,194	20,061	7,924
EBITDA	**553**	51,689	21,829	9,777
Sale of non-core real estate	**(8,891)**	(40,600)	(37,630)	(2,544)
Cost of non-core real estate sold	**6,718**	20,171	30,656	1,916
	(2,173)	(20,429)	(6,974)	(628)
Write-down of long-lived and intangible assets	**17,493**	-	-	-
Write-down of excess real estate	**5,823**	-	-	-
	23,316	-	-	-
EBITDA, excluding the sale of non-core real estate and asset write-downs	**$ 21,696**	$ 31,260	$ 14,855	$ 9,149

Net Income (Loss), Excluding the Sale of Non-Core Real Estate and Asset Write-downs	**2002**	2001	2000	1999
Net income (loss)	**$ (14,395)**	$ 13,464	$ 441	$ (62)
Net income (loss) relating to the sale of non-core real estate and asset write-downs	**(12,432)**	12,057	1,980	(14)
Net income (loss), excluding the sale of non-core real estate and asset write-downs	**$ (1,963)**	$ 1,407	$ (1,539)	$ (48)

Diluted Earnings (Loss) Per Share, Excluding the Sale of Non-Core Real Estate and Asset Write-downs	**2002**	2001	2000	1999
Diluted earnings (loss) per share	**$ (0.14)**	$ 0.16	$ 0.01	$ 0.00
Diluted earnings (loss) per share relating to the sale of non-core real estate and asset write-downs	**(0.12)**	$ 0.14	$ 0.03	$ 0.00
Diluted earnings (loss) per share, excluding the sale of non-core real estate and asset write-downs	**$ (0.02)**	$ 0.02	$ (0.02)	$ 0.00

Trading Data and Stock Listings

Trading Data – Class A Shares

	Nasdaq (MECA)		**TSX (MEC.A)**	
2002	**High**	**Low**	**High**	**Low**
	($US)		*($Cdn)*	
1st Quarter	10.25	6.41	16.50	10.25
2nd Quarter	8.65	5.80	13.61	9.00
3rd Quarter	6.99	3.15	10.75	5.40
4th Quarter	7.49	4.95	11.68	7.80

As of March 7, 2003, there were 605 registered holders of Class A Subordinate Voting Stock.

Trading Data – Exchangeable Shares

	TSX (MEH)	
2002	**High**	**Low**
	($Cdn)	
1st Quarter	16.10	10.25
2nd Quarter	13.50	9.30
3rd Quarter	10.90	5.30
4th Quarter	11.70	7.65

The Exchangeable Shares were called for redemption, exchanged for Class A shares and delisted from the TSX effective December 30, 2002.

Stock Listings

Class A Subordinate Voting Stock –
Nasdaq National Market (MECA)
Toronto Stock Exchange (MEC.A)

Shareholder Information

Office Locations for Magna Entertainment Corp. and its major operations.

Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462

Bay Meadows Racecourse
2600 S. Delaware Street
San Mateo, California, USA 94402
Telephone: (650) 574-7223

Flamboro Downs*
967 Highway 5
Dundas, Ontario, Canada L9H 5G1
Telephone: (905) 627-3561

Golden Gate Fields
1100 East Shore Highway
Albany, California, USA 94706
Telephone: (510) 559-7300

Great Lakes Downs
4800 Harvey Street
Muskegon, Michigan, USA 49444
Telephone: (231) 799-2400

Gulfstream Park
901 South Federal Highway
Hallandale Beach, Florida, USA 33009
Telephone: (954) 454-7000

Laurel Park
Route 198 & Racetrack Road
Laurel, Maryland, USA 20724
Telephone: (301) 725-0400

Lone Star Park at Grand Prairie
1000 Lone Star Parkway
Grand Prairie, Texas, USA 75050
Telephone: (972) 263-7223

The Meadows
Racetrack Road
Meadow Lands, Pennsylvania, USA 15347
Telephone: (724) 225-9300

Multnomah Greyhound Park
944 N.E. 223 Avenue
Wood Village, Oregon, USA 97060
Telephone: (503) 667-7700

Pimlico Race Course
5201 Parkheights Avenue
Baltimore, Maryland, USA 21215
Telephone: (410) 542-9400

Portland Meadows
1001 N. Schmeer Road
Portland, Oregon, USA 97217
Telephone: (503) 285-9144

Remington Park
One Remington Place
Oklahoma City, Oklahoma, USA 73111
Telephone: (405) 424-1000

Santa Anita Park
285 W. Huntington Drive
Arcadia, California, USA 91007
Telephone: (626) 574-7223

Thistledown
21501 Emery Road
North Randall, Ohio, USA 44128
Telephone: (216) 662-8600

Fontana Sports
Magna-Strasse 1
A-2522 Oberwaltersdorf, Austria
Telephone: 011-43-2253-600-0

Magna Golf Club
14780 Leslie Street
Aurora, Ontario, Canada L4G 7C3
Telephone: (905) 726-3456

HorseRacing TV™
Telephone: 1-866-733-HRTV
(1-866-733-4788)
customerservice@hr.tv
www.hr.tv

XpressBet™
Telephone: 1-866-88XPRESS
(1-866-889-7737)
customerservice@xpressbet.com
www.xpressbet.com

Transfer Agents and Registrars

Canada
Computershare Trust Company of Canada
Toronto, Ontario, Canada

United States
Computershare Trust Company, Inc.
Denver, Colorado, USA

Copies of the Financial Statements for the Year Ended December 31, 2002 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov/edgarhp.htm for U.S. shareholders, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com for Canadian shareholders. The Report on Form 10-K, Form 10-Qs, Form 8-Ks and other required securities filings can also be found on EDGAR and SEDAR.

At the date of printing, the acquisition of Flamboro Downs by MEC was pending regulatory approvals.

Directors

Jerry D. Campbell
Chairman of the Board,
Republic Bancorp Inc.

William G. Davis
Counsel, Torys
(Barristers and Solicitors)

Peter M. George
Senior Vice-President
and Managing Director,
International Group,
Park Place Entertainment

Louis E. Lataif
Dean, School of Management,
Boston University

F. Jack Liebau
President,
MEC California Operations

Edward C. Lumley
Vice-Chairman,
BMO Nesbitt Burns Inc.

William J. Menear
Partner,
Canec International Ltd.

Jim McAlpine
President and
Chief Executive Officer,
Magna Entertainment Corp.

Gino Roncelli
Chief Executive Officer,
Roncelli Plastics Inc.

Frank Stronach
Chairman of the Board,
Magna International Inc.

Corporate Officers

Frank Stronach
Chairman

Jim McAlpine
President and
Chief Executive Officer

Donald Amos
Executive Vice-President,
Human Resources

Peter B. Beresford
Executive Vice-President,
Marketing and Strategic Planning

Edward C. Hannah
Executive Vice-President,
Corporate Development and
General Counsel

Graham J. Orr
Executive Vice-President and
Chief Financial Officer

Gary M. Cohn
Vice-President, Special Projects
and Secretary

Frank DeMarco, Jr.
Vice-President, Regulatory Affairs

Douglas R. Tatters
Vice-President and Controller

The 2003 Annual Meeting of Stockholders
The 2003 Annual Meeting of Stockholders will be held at:
Lone Star Park at Grand Prairie
1000 Lone Star Parkway
Grand Prairie, Texas
Wednesday, April 30, 2003



Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462
www.magnaentertainment.com

Printed in Canada